   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996

                                                REGISTRATION NO. 333-04855
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                             UNIPHASE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              94-2579683
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                             163 BAYPOINTE PARKWAY
                          SAN JOSE, CALIFORNIA 95134
                                (408) 434-1800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              KEVIN N. KALKHOVEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             UNIPHASE CORPORATION
                             163 BAYPOINTE PARKWAY
                          SAN JOSE, CALIFORNIA 95134
                                (408) 434-1800
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:

      MICHAEL C. PHILLIPS, ESQ.                DAVID J. SEGRE, ESQ.
       MORRISON & FOERSTER LLP              J. ROBERT SUFFOLETTA, ESQ.
         755 PAGE MILL ROAD              WILSON SONSINI GOODRICH & ROSATI
      PALO ALTO, CA 94304-1018               PROFESSIONAL CORPORATION
           (415) 813-5600                       650 PAGE MILL ROAD
                                             PALO ALTO, CA 94304-1050
                                                  (415) 493-9300

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 7, 1996

                                2,000,000 SHARES

                                [UNIPHASE LOGO]


                                  COMMON STOCK

  All of the 2,000,000 shares of Common Stock offered hereby are being sold by Uniphase Corporation ("Uniphase" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "UNPH." On May 29, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market, after giving effect to the stock split described below, was $31.00 per share. See "Price Range of Common Stock."

  The Company's Board of Directors recently approved a two-for-one stock split in the form of a 100% stock dividend to be paid June 3, 1996 to holders of record on May 20, 1996 (the "Stock Split"). Share and per share data in this Prospectus have been adjusted to reflect the Stock Split.

  SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES
  AND EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION NOR  HAS THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                         Price to    Underwriting   Proceeds to
                                          Public     Discount (1)   Company (2)
- -------------------------------------------------------------------------------
Per Share.............................      $            $             $
Total (3).............................     $            $             $

================================================================================
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $550,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the
    Price to Public will total $   , the Underwriting Discount will total $
    and the Proceeds to Company will total $   . See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about June , 1996.

                                  -----------

MONTGOMERY SECURITIES
         ALEX. BROWN & SONS
             INCORPORATED
                   UNTERBERG HARRIS
                        JOSEPHTHAL LYON & ROSS
                             INCORPORATED

                               June  , 1996

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Exchange Act, and in accordance therewith, files, annual and quarterly reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments, schedules and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and certain parts are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission (File No. 0-22874) pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 and (2) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on November 15, 1993; (3) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30 and December 31, 1995, and March 31, 1996; and (4) the Company's Current Report on Form 8-K dated February 8, 1996.

  All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person a copy of any or all of the foregoing documents incorporated herein by reference (exclusive of exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the Corporate Secretary at the corporate headquarters of the Company at 163 Baypointe Parkway, San Jose, California 95134 or by telephone at (408) 434-1800.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND OTHER SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and other information incorporated by reference herein. Unless otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, and (ii) has been adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend to be paid on June 3, 1996 (the "Stock Split").

                                  THE COMPANY

  Uniphase Corporation ("Uniphase" or the "Company") is an optoelectronics company that designs, develops, manufactures and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products. Optoelectronics is a technology that extends the speed and capacity of conventional electronic solutions by addressing many of the constraints of the electron with the particle of light, the photon. A common source of the photon in optoelectronics is the laser. By combining electronics, photonics and software, optoelectronics has enabled new technologies such as CD-ROMs and fiber optic communication, and has created new solutions for existing markets.

  Since its founding, Uniphase has shipped over one million lasers and has become a leading supplier of laser subsystems for OEMs in the biotechnology, industrial process control, semiconductor wafer inspection, and graphics and printing markets. The Company focuses on selling its laser subsystems to such customers at the design-in phase of a product, creating the potential for recurring sales throughout a product's life. The Company has leveraged its expertise in gas lasers to develop smaller, more efficient solid state lasers, which the Company believes will be the primary commercial laser technology in the future.

  The Company's strategy is to leverage its core competencies in laser technology to develop highly focused and differentiated applications where there is a convergence of market need and optoelectronic technology. The Company's knowledge of laser technology enabled it to introduce an optoelectronics application for the semiconductor capital equipment industry, the Ultrapointe laser imaging system (the "Ultrapointe System"), in June 1993. The Ultrapointe System works in conjunction with automated inspection systems from vendors such as Tencor Instruments ("Tencor") and KLA Instruments ("KLA") to enable semiconductor manufacturers to more accurately identify and classify defects. This defect examination and analysis procedure enables semiconductor manufacturers to improve yields by identifying and containing process problems. As of March 31, 1996, the Company had sold 63 Ultrapointe Systems to leading semiconductor manufacturers worldwide. In November 1995, Tencor became the exclusive OEM reseller of the Ultrapointe System. In May 1996, the Company introduced its Identifier software product, an optional feature that provides automatic defect classification ("ADC") capability for Ultrapointe Systems. Working in conjunction with the Ultrapointe System, the Identifier software automates the defect classification process, thereby improving the precision and repeatability of defect classification.

  The Company extended its optoelectronic product offerings into the telecommunications equipment market by acquiring Uniphase Telecommunications Products, Inc. ("UTP") in May 1995. UTP designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the long-haul telecommunications and cable television ("CATV") industries. In May 1996, the Company acquired two affiliated companies, GCA Fibreoptics Ltd. ("GCA") and Fiberoptic Alignment Solutions, Inc. ("FAS") which the Company intends to combine and operate under the name Uniphase Fiberoptic Products, Ltd. ("UFP") as a division of UTP. The acquisition of UFP expands the Company's presence in the optoelectronic communications market. UFP custom packages laser diodes, light emitting diodes ("LEDs") and photodetectors for OEMs for use in fiber optic networks.

                                  THE OFFERING

Common Stock offered........................   2,000,000 shares
Common Stock to be outstanding after the Of-
 fering.....................................  15,814,264 shares (1)
Nasdaq National Market symbol...............  UNPH
Use of proceeds.............................  General corporate purposes, including working capital, capital
                                              expenditures and possible
                                              acquisitions.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              NINE MONTHS ENDED
                                FISCAL YEARS ENDED JUNE 30,                       MARCH 31,
                          -----------------------------------------------     -----------------
                           1991    1992    1993        1994        1995         1995     1996
                          ------- ------- -------     -------     -------     -------- --------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales...............  $23,480 $26,405 $27,314     $32,922     $42,282     $ 30,146 $ 47,342
Gross profit............    8,822   9,794   9,444      12,855      18,169       12,768   22,240
Operating expenses:
 Research and
  development...........    2,031   2,381   1,986       3,058       3,710        2,707    4,093
 Royalty and license....      939   1,023     986       1,212       1,172          995    1,205
 Selling, general and
  administrative........    3,557   4,221   5,417 (2)   5,693 (2)   7,355        5,176    8,942
 Infrequent or unusual
  charges:
  Acquired in-process
   research and
   development..........       --      --      --          --       4,460 (3)       --       --
  Loss on sale of
   product line.........       --      --      --          --         891 (3)       --       --
  Litigation (4)........       --     397   2,381        (355)         --           --       --
                          ------- ------- -------     -------     -------     -------- --------
Total operating
 expenses...............    6,527   8,022  10,770       9,608      17,588        8,878   14,240
                          ------- ------- -------     -------     -------     -------- --------
Income (loss) from
 operations.............    2,295   1,772  (1,326)      3,247         581        3,890    8,000
Net income (loss).......  $ 1,456 $ 1,127 $  (798)    $ 2,231     $   735     $  2,706 $  5,661
Net income (loss) per
 share..................  $  0.24 $  0.19 $ (0.14)    $  0.27     $  0.07     $   0.27 $   0.44
Shares used in per share
 calculation............    6,080   5,888   5,510       8,274      10,082        9,966   12,962

                                                               MARCH 31, 1996
                                                            --------------------
                                                                         AS
                                                            ACTUAL  ADJUSTED (5)
                                                            ------- ------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital............................................ $51,033   $109,383
Total assets...............................................  96,700    155,050
Long-term obligations......................................      --         --
Total stockholders' equity.................................  86,845    145,195

- --------

(1) Based on the number of shares of Common Stock outstanding as of May 20, 1996. Excludes (i) approximately 2,411,430 shares of Common Stock reserved for issuance pursuant to the exercise of stock options outstanding under the Company's stock plans as of March 31, 1996, having a weighted average exercise price of $6.44 per share, and (ii) approximately 293,500 shares of Common Stock reserved for future grants or issuance under the Company's stock plans.

(2) In fiscal 1993, includes $217,000 of expenses relating to the reorganization of the Company's international operations and $300,000 of expenses accrued for certain intellectual property matters. In fiscal 1994, it was determined that the costs related to the intellectual property matters would not have to be paid, and, accordingly, such costs were reversed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 14 of Notes to Consolidated Financial Statements.

(3) During fiscal 1995, the Company incurred charges totaling $5.4 million, primarily for acquired in-process research and development and, to a lesser extent, for the loss on the sale of the Company's diode laser product line. The acquired in-process research and development resulted primarily from the cash purchase of UTP from United Technologies Corporation for a total purchase price, including acquisition expenses, of $8.7 million. Such charges reduced net income per share for fiscal 1995 by $0.33. See Notes 10 and 11 of Notes to Consolidated Financial Statements.

(4) During fiscal years 1992 and 1993, the Company accrued litigation costs of $397,000 and $2.4 million, respectively, pertaining primarily to a patent infringement action brought against the Company, and to a lesser extent in fiscal 1993, for actions against the Company by certain former employees. The patent infringement action was settled in fiscal 1993. Due to the settlement of one of the former employee actions in fiscal 1994 at a cost less than anticipated and the re-evaluation of the potential liability with respect to the remaining outstanding lawsuit, the Company reversed $355,000 of accrued legal expense in fiscal 1994. See Note 14 of Notes to Consolidated Financial Statements.

(5) Adjusted to reflect the sale of 2,000,000 shares of Common Stock offered hereby, at an assumed public offering price of $31.00 per share, after deducting the underwriting discount and estimated offering expenses and receipt of the proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus and in the documents incorporated by reference herein. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including but not limited to statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, including those detailed in this "Risk Factors" portion of this Prospectus as well as those set forth elsewhere in this Prospectus. The forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

RISKS ASSOCIATED WITH THE TELECOMMUNICATIONS EQUIPMENT MARKET

  The Company entered the telecommunications equipment market by acquiring UTP in May 1995. UTP designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the long-haul telecommunications and CATV industries. The CATV and telecommunications industries are characterized by rapidly evolving technology, intense competition, fluctuations in capital spending and uncertainty surrounding the level of governmental regulation. To compete successfully, the Company must design, develop, manufacture and sell new products that provide increasingly higher levels of performance and reliability. As new markets develop, the Company must successfully develop new products for these markets to remain competitive. There can be no assurance that the Company will successfully develop new products, or that new products developed by the Company will achieve market acceptance or not be rendered obsolete or uncompetitive by products of other companies. Significant competitive factors include product performance and reliability, product price, the capability to provide strong customer support and service, customer relationships and breadth of product line. There can be no assurance that the Company will be able to compete successfully in the future with respect to these or any other competitive factors or that competition in these markets will not have a material adverse effect on the Company's business and operating results. In May 1996, the Company acquired UFP. UFP custom packages laser diodes, LEDs and photodetectors for OEMs for use in fiber optic networks for local telecommunications and data communications. Prior to acquiring UFP, the Company had not been engaged in local telecommunications and data communications applications and has no experience in developing, manufacturing, selling or supporting products for these applications. No assurance can be made that the Company can successfully provide these applications for the local telecommunications or data communications markets or that it can successfully assimilate UFP into the Company's other business operations.

  UTP and UFP's products are designed to operate in CATV and other communications networks that use fiber optic cable to transmit signals. Thus, demand for the Company's products depends to a significant extent upon the magnitude and timing of capital spending by CATV and telecommunications operators for constructing, rebuilding or upgrading fiber optic systems which in turn directly affects purchases by CATV and telecommunications equipment suppliers. Furthermore, sales of the Company's CATV products are highly dependent on the rate at which CATV OEMS and in turn, their customers, the multiple systems operators ("MSOs"), move to adopt externally modulated products operating at 1550 nanometers ("nm") for their trunk lines. Although the Company believes that this technology offers certain advantages, there is no assurance that OEMs and MSOs will continue to migrate to this solution. In addition, the uncertainty regarding the level of governmental regulation and regulatory reform affects capital expenditures in the CATV and telecommunications industries. There can be no assurance that the Company's business and operating results will not be materially and adversely affected by these factors. See "Business--Products and Markets."

CYCLICALITY OF SEMICONDUCTOR INDUSTRY

  The Company's Ultrapointe Systems and a portion of its laser subsystems businesses depend upon capital expenditures by manufacturers of semiconductor devices, including manufacturers that are opening new or expanding existing fabrication facilities, which, in turn, depend upon the current and anticipated market demand for semiconductor devices and the products utilizing such devices. The semiconductor industry is highly cyclical, and historically has experienced periods of oversupply, resulting in significantly reduced demand for capital equipment. The semiconductor industry is currently experiencing a downturn which has led many semiconductor manufacturers to delay or cancel capital expenditures. Certain of the Company's customers have delayed or canceled purchases of the Company's Ultrapointe Systems. There can be no assurance that the Company's operating results will not be materially and adversely affected by these factors. Furthermore, there can be no assurance that the semiconductor industry will not experience further downturns or slowdowns in the future, which may materially and adversely affect the Company's business and operating results. See "Business--Sales and Marketing."

DECLINING MARKET FOR GAS LASERS; DEVELOPMENT AND OTHER RISKS RELATING TO SOLID STATE LASER TECHNOLOGIES

  To date, a substantial portion of the Company's revenue has been derived from sales of gas laser subsystems. The market for gas lasers is mature and is expected to decline as customers transition from conventional lasers, including gas, to solid state lasers, which are currently expected to be the primary commercial laser technology in the future. In response to this transition, the Company has devoted substantial resources to developing solid state laser products and has introduced its initial solid state products. To date, sales of the Company's solid state laser products have been limited and primarily for customer evaluation purposes. Solid state laser products are still evolving, and there can be no assurance that the Company's solid state laser products will be successfully designed into customers' products or achieve commercial sales volumes. The Company believes that a number of companies are further advanced than the Company in their development efforts for solid state lasers and are competing with evaluation units for many of the same design-in opportunities that the Company is pursuing. It is anticipated that the average selling price of solid state lasers may be significantly less in certain applications than the gas laser products the Company is currently selling in these markets. If the Company is unable to successfully make this transition from gas to solid state lasers, its business, operating results and financial condition will be materially and adversely affected. The Company further believes it will be necessary to continue to reduce the cost of manufacturing and to broaden the wavelengths provided by its laser products. There can be no assurance that the Company will successfully develop new solid state laser products, or that any solid state lasers products will achieve market acceptance or not be rendered obsolete or uncompetitive by products of other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Company Strategy" and "-- Laser Products."

MANAGEMENT OF GROWTH; UFP ACQUISITION

  The Company has experienced recent growth through both increased levels of operations in its existing businesses and the acquisition of UTP in May 1995. The Company is devoting significant resources to develop new solid state lasers for OEM customers, to improve products and increase market penetration of its Ultrapointe Systems and to increase its penetration of the CATV and telecommunications industries. In addition, the Company is now increasing its marketing, customer support and administrative functions in order to support an increased level of operations from sales of its Ultrapointe Systems and its telecommunications equipment products. No assurance can be given that the Company will be successful in creating this infrastructure or that any increase in the level of such operations will justify the increased expense levels associated with these businesses.

  In May 1996, the Company acquired UFP. The total purchase price of $9.1 million included aggregate consideration of $8.6 million for both GCA and FAS, payable through a combination of cash and notes, and estimated direct transaction costs of $500,000. As a result of acquiring UFP, the Company has entered the local telecommunications and data communications markets in which it had no previous experience, and has expanded its employee base by approximately 45 persons. The success of the UFP acquisition will be dependent on the Company's ability to integrate UFP into its existing operations as a division of UTP. UTP's ability to manage UFP will be complicated by the geographical distance between UTP's facilities in Bloomfield, Connecticut and Chalfont, Pennsylvania and UFP's locations in the United Kingdom and in Batavia, Illinois. There can be no assurance that the operations of UFP can be successfully integrated into UTP or that such integration will not strain the Company's available management, manufacturing, financial and other resources.

  The Company also made capital expenditures to acquire certain properties in San Jose, California totaling 109,000 square feet, which included land, building and improvements for an aggregate purchase price of approximately $11.0 million and continues to invest in property, plant and equipment needed for its business requirements, including adding to manufacturing capacity throughout the Company. Any failure to utilize these areas in an efficient manner could have a material adverse effect on the Company.

  The Company currently has no commitments with respect to any future acquisitions. The Company, however, frequently evaluates the strategic opportunities available to it and may in the future pursue acquisitions of additional complementary products, technologies or businesses. Such acquisitions by the Company may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of the operations and products, integration and retention of personnel of the acquired companies and certain financial risks. Future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, reduction of existing cash balances, amortization expenses related to goodwill and other intangible assets and other charges to operations that may materially adversely affect the Company's business, financial condition or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY AND UNCERTAINTY OF QUARTERLY OPERATING RESULTS

  The Company has experienced and expects to continue to experience significant fluctuations in its quarterly results. The Company believes that fluctuations in quarterly results may cause the market price of its Common Stock to fluctuate, perhaps substantially. Factors which have had an influence on and may continue to influence the Company's operating results in a particular quarter include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, costs associated with the acquisition or disposition of businesses, products or technologies, the Company's ability to design, manufacture and ship products on a cost effective and timely basis, the delay between incurrence of expenses to further develop marketing and service capabilities and realization of benefits from such improved capabilities, the announcement and introduction of cost-effective new products by the Company and by its competitors, and expenses associated with any intellectual property litigation. In addition, the Company's sales will often reflect orders shipped in the same quarter that they are received. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. The timing of sales of the Company's Ultrapointe Systems may result in substantial fluctuations in quarterly operating results due to the substantially higher per unit price of these products relative to the Company's other products. In addition, the Company sells its telecommunications equipment products to OEMs who typically order in large quantities and therefore the timing of such sales may significantly affect the Company's quarterly results. The timing of such OEM sales can be affected by factors beyond the Company's control, including demand for the OEM's products and manufacturing issues experienced by OEMs. In this regard, the Company recently experienced a temporary rescheduling of orders by one OEM telecommunications customer. As a result of the above factors, the Company's results of operations are subject to significant variability from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations," "Business--Semiconductor Capital Equipment Products" and "-- Backlog."

  The Company's operating results in a particular quarter may also be affected by the acquisition or disposition of other businesses, products or technologies by the Company. For example, in the fourth quarter of fiscal 1995, the Company incurred charges totaling $5.4 million, primarily for acquired in-process research and development in connection with the Company's acquisition of UTP, and to a lesser extent from the loss on the sale of the Company's diode laser product line. Such charges reduced net income per share for the fourth quarter of fiscal 1995 by $0.34 and for fiscal 1995 by $0.33. During the quarter ending June 30, 1996, the Company incurred a charge of approximately $3.0 million in connection with the cancellation of certain UTP options and granting of replacement options to purchase Uniphase Common Stock to UTP employees in order to operate UFP as a division of UTP. The Company will incur an additional estimated charge of $4.5 million for acquired in-process research and development in connection with the acquisition of UFP in the quarter ending June 30, 1996. As a result of this expected in-process research and development charge and the option grant related compensation expense, the Company expects to record a net loss for the quarter ending June 30, 1996. There can be no assurance that other acquisitions or dispositions of businesses, products or technologies by the Company in the future will not result in substantial charges or other expenses that may cause fluctuations in the Company's quarterly operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTENSE INDUSTRY COMPETITION

  The laser, semiconductor capital equipment, CATV and telecommunications industries in which the Company sells its products are highly competitive. In each of the markets it serves, the Company faces intense competition from established competitors, many of which have substantially greater financial, engineering, research and development, manufacturing, marketing, service and support resources. The Company is a recent entrant into the semiconductor capital equipment, the CATV and telecommunications marketplaces and competes with many companies in those markets that have substantially greater resources, including greater name recognition, a larger installed base of products and longer standing customer relationships. In order to remain competitive, the Company must maintain a high level of investment in research and development, marketing, and customer service and support. There can be no assurance that the Company will be able to compete successfully in the laser, semiconductor capital equipment, CATV or telecommunications industries in the future, that the Company will have sufficient resources to continue to make such investments, that the Company will be able to make the technological advances necessary to maintain its competitive position or that its products will receive market acceptance. The semiconductor capital equipment market is frequently affected by new product introductions and new technologies that make existing production and inspection equipment obsolete. There can be no assurance that others will not introduce products which compete with the Ultrapointe System or which render the Ultrapointe System obsolete or uncompetitive based on existing or new technologies. In addition, there can be no assurance that technological changes or development efforts by the Company's competitors will not render the Company's products or technologies obsolete or uncompetitive. See "Business--Sales and Marketing" and "--Competition."

DEPENDENCE ON KEY OEM RELATIONSHIPS

  In November 1995, the Company entered into an exclusive OEM resale agreement with Tencor pursuant to which Tencor will distribute Ultrapointe Systems through its worldwide distribution channels. As a result of such agreement, the Company currently expects that Tencor will account for a majority of Ultrapointe's net sales for the foreseeable future. In addition, one laser subsystems customer, the Applied Biosystems Division of Perkin-Elmer Corporation, accounted for approximately 11%, 12%, 12% and 13% of the Company's net sales for fiscal years 1993, 1994, 1995, and the nine months ended March 31, 1996, respectively. The loss of orders from these or other OEM relationships could have a materially adverse effect on the Company's business and operating results.

ATTRACT AND RETAIN KEY PERSONNEL

  The future success of the Company is dependent, in part, on its ability to attract and retain certain key personnel. In particular, the Company's research and development efforts are dependent on the Company being able to hire and retain engineering staff with the requisite qualifications. Competition in recruiting highly skilled engineering personnel is extremely intense, and the Company is currently experiencing substantial difficulty in identifying and hiring certain qualified engineering personnel in many areas of its business. No assurance can be given that the Company will be able to successfully hire such personnel at compensation levels that are consistent with the Company's existing compensation and salary structure. The Company's future success will also depend to a large extent on the continued contributions of its executive officers and other key management and technical personnel, none of whom has an employment agreement with the Company and each of whom would be difficult to replace. The Company maintains a key person life insurance policy on its Chief Executive Officer, but it does not maintain such insurance on any other persons. The loss of the services of one or more of the Company's executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise have a material adverse effect on the Company's business and operating results. See "Business--Research and Development," "--Employees" and "Management."

CONFLICTING PATENTS AND INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES; POTENTIAL INFRINGEMENT CLAIMS

  The laser, semiconductor capital equipment, CATV and telecommunications industries in which the Company sells its products are characterized by frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and competitors of the Company. Such patents could inhibit the Company's ability to develop new products for such markets. From time to time, the Company has received notices claiming that it has infringed third-party patents or other intellectual property rights. While in the past licenses generally have been available to the Company where third-party technology was necessary or useful for the development or production of the Company's products, there can be no assurance that licenses to third-party technology will be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments by the Company of up-front fees, ongoing royalties or a combination thereof. There can be no assurance that such royalty or other terms would not have a significant adverse impact on the Company's operating results. The Company is a licensee of a number of third party technologies and intellectual property rights and is required to pay royalties to these third party licensors on certain of its products. During fiscal 1995 and the nine months ended March 31, 1996, the Company expensed approximately $1.2 million and $1.2 million, respectively, in license and royalty fees primarily in connection with its gas laser subsystems. In addition, there can be no assurance that third parties will not assert claims against the Company with respect to the Company's existing products or with respect to future products under development by the Company. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company. In the event of an adverse result in any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such licenses would be available to the Company. In the absence of such a license, the Company could be enjoined from future sales of the infringing product or products. In fiscal years 1992 and 1993, the Company incurred substantial legal expenses in connection with a patent infringement action relating to the Company's current gas laser subsystems brought by Spectra-Physics Lasers, Inc. ("Spectra-Physics"). While the Spectra-Physics case has since been settled, no assurance can be given that, in the future, the Company will be able to avoid similar actions by competitors or others or that the Company will not be forced to initiate its own actions to protect its proprietary position. See "Business--Patents and Proprietary Rights."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY

  The Company's future success depends in part upon its intellectual property, including trade secrets, know-how and continuing technological innovation. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. The Company currently holds 30 U.S. patents on products or processes and certain corresponding foreign patents and has applications for certain patents currently pending. While three patents have been issued with respect to the Company's Ultrapointe Systems, no assurance can be given that competitors will not successfully challenge the validity of these patents or design products that avoid infringement of the Company's proprietary rights with respect to its Ultrapointe Systems. There can be no assurance that other companies are not investigating or developing other technologies that are similar to the Company's, that any patents will issue from any application pending or filed by the Company or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights thereunder will provide a competitive advantage to the Company. Further, the laws of certain territories in which the Company's products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. See "Business--Patents and Proprietary Rights."

DEPENDENCE ON SOLE AND LIMITED SOURCE SUPPLIERS

  Various components included in the manufacture of the Company's products are currently obtained from single or limited source suppliers. A disruption or loss of supplies from these companies or an increase in price of these components would have a material adverse effect on the Company's results of operations, product quality and customer relationships. For example, the Company obtains all the robotics, workstations and many optical components used in its Ultrapointe Systems from Equipe Technologies, Silicon Graphics, Inc., and Olympus Corporation, respectively. The Company currently utilizes a sole source for the crystal semiconductor chip sets incorporated in the Company's solid state microlaser products and acquires its pump diodes for use in its solid state laser products from SDL, Inc., Opto Power Corporation and GEC. The Company also obtains lithium niobate wafers and specialized fiber components used in its UTP products primarily from Crystal Technology Inc. and Fujikura, Ltd., respectively. The Company does not have long-term or volume purchase agreements with any of these suppliers, and no assurance can be given that these components will be available in the quantities required by the Company, if at all. Further, UTP depends on relatively specialized components and it cannot be assured that its respective suppliers will be able to continue to meet UTP's requirements. See "Business--Manufacturing".

DIFFICULTIES IN MANUFACTURE OF THE COMPANY'S PRODUCTS

  The manufacture of the Company's products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in the Company's or its suppliers' manufacturing processes or the inadvertent use of defective or contaminated materials by the Company or its suppliers could adversely affect the Company's ability to achieve acceptable manufacturing yields and product reliability. In addition, UTP has previously experienced certain manufacturing yield problems that have materially and adversely affected both UTP's ability to deliver products in a timely manner to its customers and its operating results. The Company recently began manufacturing UTP products at its newly constructed clean room at UTP's Bloomfield, Connecticut facility and in May 1996 vacated the clean room space leased from UTP's former parent corporation. No assurance can be given that the Company will be successful in manufacturing UTP products in the future at performance or cost levels necessary to meet its customer needs, if at all. In addition, UTP established a new transmitter production facility in Chalfont, Pennsylvania in March 1996 and consolidated the transmitter production line previously located in Bloomfield, Connecticut into this facility in April 1996. The Company has no assurance that this facility will be able to deliver the planned production quantities of transmitters to customers specifications at the cost and yield levels required. To the extent the Company or UTP does not achieve and maintain yields or product reliability, the Company's operating results and customer relationships will be adversely affected. See "Business--Manufacturing."

FUTURE CAPITAL REQUIREMENTS

  The Company is devoting substantial resources to the development of new products for the solid state laser, semiconductor capital equipment, CATV and telecommunications markets. Although the Company believes that the net proceeds from the sale of the Common Stock in this offering, together with existing cash balances, cash flow from operations and available lines of credit, will be sufficient to meet its capital requirements at least through the end of calendar year 1997, the Company may be required to seek additional equity or debt financing to compete effectively in these markets. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on several factors, including the Company's acquisitions and the demand for the Company's products and products under development. There can be no assurance that such additional financing will be available when needed, or, if available, will be on terms satisfactory to the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

VOLATILITY OF COMMON STOCK PRICE

  The market price of the Company's Common Stock has recently been and is likely to continue to be highly volatile and significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights, general market conditions and other factors. Further, the Company's net sales or operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. See "Price Range of Common Stock."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

  International sales accounted for approximately 31.8%, 28.9%, 30.3% and 25.2% of the Company's net sales in fiscal years 1993, 1994, 1995 and the nine months ended March 31, 1996, respectively, and the Company expects that international sales will continue to account for a significant portion of the Company's net sales. The Company may continue to expand its operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other trade barriers, political and economic instability in foreign markets, difficulties in staffing and management and integration of foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, currency fluctuations and potentially adverse tax consequences. Since substantially all of the Company's foreign sales are denominated in U.S. dollars, the Company's products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. The Company's business and operating results may also be materially and adversely affected by lower sales levels which typically occur during the summer months in Europe and certain other overseas markets. Furthermore, the sales of many of the Company's OEM customers are dependent on international sales and, consequently, this further exposes the Company to the risks associated with such international sales. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business--Marketing and Sales."

ISSUANCE OF PREFERRED STOCK; POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

  The Board of Directors has the authority to issue up to 1,000,000 shares of undesignated Preferred Stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of Common Stock. The issuance of Preferred Stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control of the Company.

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting publicly-held Delaware corporations from engaging in business combinations with certain stockholders for a specified period of time without the approval of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company's Certificate of Incorporation and Bylaws contain provisions relating to the limitations of liability and indemnification of its directors and officers, dividing its Board of Directors into three classes of directors serving three-year terms and providing that its stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

SUBSTANTIAL NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE

  Based on shares outstanding as of May 20, 1996, the Company will have 15,814,264 shares of Common Stock outstanding upon completion of this offering. Subject to the lock-up agreements noted below, virtually all of these outstanding shares will be available for immediate resale without restriction following the completion of this offering. For a period of 90 days from the date of this Prospectus, all executive officers and directors have agreed not to sell or otherwise dispose of any of their shares of Common Stock (plus an additional approximately 86,658 shares of Common Stock exercisable under stock options vested as of 90 days from the date of this Prospectus) without the prior written consent of Montgomery Securities. In addition, upon completion of the offering, and based on options outstanding as of May 20, 1996, there will be outstanding options to purchase a total of approximately 2,520,016 shares of the Company's Common Stock under the stock option plans of the Company. Sale of substantial amounts of such shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. See "Principal Stockholders" and "Underwriting."

                              RECENT DEVELOPMENTS

  In November 1995, the Company entered into a three-year agreement with Tencor under which Tencor became the exclusive OEM reseller for the Company's Ultrapointe Systems and the Identifier, the Company's ADC software product. Under the agreement, Tencor will distribute the Ultrapointe System under its own label worldwide and has the responsibility for installation and service of the systems it sells. The Company retains the right to distribute its products through its direct sales force and other channels. The agreement includes a license providing Tencor with certain ADC technology and payments to the Company to accelerate ADC development. In connection with the agreement, Tencor acquired 665,568 shares of the Company's Common Stock for a net purchase price of approximately $12.3 million.

  In May 1996, the Company acquired UFP. The total purchase price of $9.1 million included aggregate consideration of $8.6 million, payable through a combination of cash and notes, and estimated direct transaction costs of $500,000. UFP custom packages laser diodes, LEDs and photodetectors for OEMs for use in fiber optic networks for local telecommunications and data communications. The Company intends to operate UFP as a division of UTP. The Company expects to incur an estimated charge of $4.5 million for acquired in-process research and development in connection with the acquisition of UFP in the quarter ending June 30, 1996.

  In addition, in order to operate UFP as a division of UTP, management believes it was necessary to cancel options to purchase UTP stock previously granted to UTP employees and to grant replacement options to such employees to purchase Common Stock of the Company. As a result, the Company will incur compensation expense totaling $4.4 million in connection with such option grants which were effective on May 15, 1996. Of this total, $3.0 million relating to options which have vested to date will be charged to expense during the quarter ending June 30, 1996, and the remaining $1.4 million will be charged to expense over the remaining three-year vesting period.

  As a result of the expected in-process research and development charge in connection with the UFP acquisition and the compensation expense in connection with the option grants to UTP employees, the Company expects to record a net loss for the quarter ending June 30, 1996.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by it hereby are estimated to be $58.4 million ($67.2 million if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $31.00 per share and after deducting the underwriting discount and estimated offering expenses. The Company intends to use the net proceeds of this offering for general corporate purposes, including working capital, research, development and engineering expenses, capital expenditures and possible acquisitions of complementary businesses, products or technologies. The manner in which the Company may determine to pursue these activities may vary, and may take the form of joint ventures or other arrangements with third parties or internal development. Although the Company frequently reviews potential acquisition opportunities, there are no present plans, agreements or commitments with respect to any such transaction, and the Company is not currently engaged in any negotiation with respect to any such acquisition. The Company anticipates that its capital expenditures for fiscal 1997 will be approximately $4.0 million and that these expenditures will be used to support the expansion of its current operations, including the expansion into additional facilities. Pending the uses described above, the net proceeds of this offering will be invested in short-term, income producing investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock trades on the Nasdaq National Market under the symbol UNPH. The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the Nasdaq National Market, which prices reflect the Stock Split.

                                                                 HIGH      LOW
                                                                 ----      ---
   FISCAL YEAR 1994
     Second Quarter (from November 17, 1993).................... $ 4 5/8    $ 4
     Third Quarter..............................................   5 3/8   4 1/4
     Fourth Quarter.............................................   4 5/8   3 3/8
   FISCAL YEAR 1995
     First Quarter..............................................   5 1/2   3 7/8
     Second Quarter.............................................   8 1/8   5 1/4
     Third Quarter..............................................   10      6 3/8
     Fourth Quarter.............................................  12 1/8   8 7/8
   FISCAL YEAR 1996
     First Quarter..............................................  19 1/16 10 3/8
     Second Quarter.............................................   19     12 1/2
     Third Quarter..............................................  21 1/4  14 7/8
     Fourth Quarter (through May 29, 1996)......................  32 1/2  18 5/8

  On May 29, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $31.00 per share. As of May 29, 1996, there were approximately 55 holders of record of the shares of outstanding Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all future earnings for use in the operation of its business, and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's existing bank line of credit prohibits the payment of cash dividends on shares of its capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 4 of Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 31, 1996 and as adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company at an assumed public offering price of $31.00 per share, after deducting the underwriting discount and estimated offering expenses, and the application of the proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus.

                                                              MARCH 31, 1996
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
Long-term debt............................................ $     --  $     --
                                                           --------  --------
Stockholders' equity:
  Preferred stock, $0.001 par value; 1,000,000 shares
   authorized, none issued and outstanding................       --        --
  Common Stock, $0.001 par value; 20,000,000 shares
   authorized, 13,694,138 shares issued and outstanding,
   actual; and 15,694,138 shares issued and outstanding,
   as adjusted (1)........................................       14        16
  Additional paid-in capital..............................   72,188   130,536
  Retained earnings.......................................   14,608    14,608
  Foreign currency translation adjustment.................       35        35
                                                           --------  --------
    Total stockholders' equity............................   86,845   145,195
                                                           --------  --------
     Total capitalization................................. $ 86,845  $145,195
                                                           ========  ========

- --------

(1) Excludes (i) approximately 2,411,430 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1996, at a weighted average exercise price of $6.44 per share under the Company's stock option plans, (ii) approximately 48,526 shares of Common Stock reserved for future issuances pursuant to the Company's stock option plans and (iii) approximately 244,974 shares of Common Stock reserved for future issuance under the Company's stock purchase plan. See Notes 7 and 8 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statement of operations data presented below for the years ended June 30, 1991 and 1992 and the consolidated balance sheet data as of June 30, 1991, 1992 and 1993 are derived from audited consolidated financial statements of the Company, which have been audited by Ernst & Young LLP but are not contained in this Prospectus. The selected consolidated statement of operations data presented below for each of the three years in the period ended June 30, 1995 and the consolidated balance sheet data as of June 30, 1994 and 1995 are derived from consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, and are contained elsewhere in this Prospectus. The unaudited selected consolidated statement of operations data presented below for the nine months ended March 31, 1995 and 1996 and the unaudited consolidated balance sheet data as of March 31, 1996 have been prepared on the same basis as the information derived from audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations and financial position for such periods. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Company's Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus.

                                                                                NINE MONTHS ENDED
                                FISCAL YEARS ENDED JUNE 30,                         MARCH 31,
                          -------------------------------------------------     -----------------
                           1991     1992     1993        1994        1995         1995     1996
                          -------  -------  -------     -------     -------     -------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............  $23,480  $26,405  $27,314     $32,922     $42,282     $ 30,146 $ 47,342
Cost of sales...........   14,658   16,611   17,870      20,067      24,113       17,378   25,102
                          -------  -------  -------     -------     -------     -------- --------
 Gross profit...........    8,822    9,794    9,444      12,855      18,169       12,768   22,240
Operating expenses:
 Research and
  development...........    2,031    2,381    1,986       3,058       3,710        2,707    4,093
 Royalty and license....      939    1,023      986       1,212       1,172          995    1,205
 Selling, general and
  administrative........    3,557    4,221    5,417 (1)   5,693 (1)   7,355        5,176    8,942
 Infrequent or unusual
  charges:
  Acquired in-process
   research and
   development..........       --       --       --          --       4,460 (2)       --       --
  Loss on sale of
   product line.........       --       --       --          --         891 (2)       --       --
  Litigation (3)........       --      397    2,381        (355)         --           --       --
                          -------  -------  -------     -------     -------     -------- --------
Total operating
 expenses...............    6,527    8,022   10,770       9,608      17,588        8,878   14,240
                          -------  -------  -------     -------     -------     -------- --------
Income (loss) from
 operations.............    2,295    1,772   (1,326)      3,247         581        3,890    8,000
Other income (expense),
 net....................       (7)      (9)     139         212         550          404      887
                          -------  -------  -------     -------     -------     -------- --------
Income (loss) before
 income taxes...........    2,288    1,763   (1,187)      3,459       1,131        4,294    8,887
Income tax expense
 (benefit)..............      832      636     (389)      1,228         396        1,588    3,226
                          -------  -------  -------     -------     -------     -------- --------
Net income (loss).......  $ 1,456  $ 1,127  $  (798)    $ 2,231     $   735     $  2,706 $  5,661
                          =======  =======  =======     =======     =======     ======== ========
Net income (loss) per
 share..................  $  0.24  $  0.19  $ (0.14)    $  0.27     $  0.07     $   0.27 $   0.44
                          =======  =======  =======     =======     =======     ======== ========
Shares used in per share
 calculation............    6,080    5,888    5,510       8,274      10,082        9,966   12,962

                                            JUNE 30,
                             --------------------------------------- MARCH 31,
                              1991    1992    1993    1994    1995     1996
                             ------- ------- ------- ------- ------- ---------
                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA:
Working capital............. $ 3,928 $ 5,642 $ 5,002 $18,943 $17,316  $51,033
Total assets................  10,148  11,563  11,785  26,214  31,910   96,700
Long-term obligations.......      43     268     132      --      --       --
Total stockholders' equity..   6,148   7,427   6,731  21,331  24,808   86,845

- -------
(1) In fiscal 1993, includes $217,000 of expenses relating to the reorganization of the Company's international operations and $300,000 of expenses accrued for certain intellectual property matters. In fiscal 1994, it was determined that the costs related to the intellectual property matters would not have to be paid, and, accordingly, such costs were reversed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 14 of Notes to Consolidated Financial Statements.

(2) During fiscal 1995, the Company incurred charges totaling $5.4 million, primarily for acquired in-process research and development and, to a lesser extent, the loss on the sale of the Company's diode laser product line. The acquired in-process research and development primarily resulted from the cash purchase of UTP from United Technologies Corporation for a total purchase price, including acquisition expenses, of $8.7 million. Such charges reduced net income per share for fiscal 1995 by $0.33. See Notes 10 and 11 of Notes to Consolidated Financial Statements.

(3) During fiscal years 1992 and 1993, the Company accrued litigation costs of $397,000 and $2.4 million, respectively, pertaining primarily to a patent infringement action brought against the Company, and to a lesser extent in fiscal 1993, for actions against the Company by certain former employees. The patent infringement action was settled in fiscal 1993. Due to the settlement of one of the former employee actions in fiscal 1994 at a cost less than anticipated and the re-evaluation of the potential liability with respect to the remaining outstanding lawsuit, the Company reversed $355,000 of accrued legal expense in fiscal 1994. See Note 14 of Notes to Consolidated Financial Statements.

              UNAUDITED COMBINED PRO FORMA FINANCIAL INFORMATION

  The Company has entered into a definitive stock purchase agreement with the shareholders of FAS and GCA to acquire 100% of the outstanding shares of FAS and GCA, respectively. The total purchase price is estimated to be approximately $9.1 million which includes the aggregate consideration of $8.6 million for both GCA and FAS, payable through a combination of cash and notes, and estimated direct transaction costs of approximately $500,000. The Company intends to combine GCA and FAS and operate them under the name Uniphase Fiberoptic Products, Ltd. (UFP).

  The Unaudited Pro Forma Combined Financial Information gives effect to the acquisition of GCA and FAS under the purchase method of accounting using the assumptions and adjustments described in the accompanying Notes to Pro Forma Combined Financial Information and should be read in conjunction with the historical financial statements of the Company and the historical combined financial statements of GCA and FAS included elsewhere herein. The pro forma information does not purport to be indicative of the results which would have been reported if the above transaction had been in effect for the periods presented or which may result in the future.

  The Unaudited Pro Forma Condensed Combined Balance Sheet is presented to give effect to the acquisition of GCA and FAS as if it had occurred on March 31, 1996 and combines the balance sheet of the Company as of March 31, 1996 with the combined balance sheet of GCA and FAS as of April 30, 1996. The Unaudited Pro Forma Condensed Combined Statements of Income assumes the transaction occurred at the beginning of each period presented and combines the statements of income of the Company for the year ended June 30, 1995 and the nine months ended March 31, 1996 with the combined statements of income of GCA and FAS for the twelve months ended July 31, 1995 and the nine months ended April 30, 1996. See accompanying notes to unaudited pro forma condensed combined financial statements.

                                YEAR ENDED JUNE 30, 1995              NINE MONTHS ENDED MARCH 31, 1996
                          ----------------------------------------  ----------------------------------------
                                                            PRO                                       PRO
                                            PRO FORMA      FORMA                      PRO FORMA      FORMA
                          UNIPHASE  UFP    ADJUSTMENTS    COMBINED  UNIPHASE  UFP    ADJUSTMENTS    COMBINED
                          -------- ------  -----------    --------  -------- ------  -----------    --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA CONDENSED
 COMBINED STATEMENTS OF
 OPERATIONS:
Net sales...............  $42,282  $5,822                 $48,104   $47,342  $4,458                 $51,800
Cost of sales...........   24,113   3,489                  27,602    25,102   3,035                  28,137
                          -------  ------                 -------   -------  ------                 -------
Gross profit............   18,169   2,333                  20,502    22,240   1,423                  23,663
Operating expenses:
 Research and
  development...........    3,710     162                   3,872     4,093     119                   4,212
 Royalty and license....    1,172                           1,172     1,205      --                   1,205
 Selling, general and
  administrative........    7,355   1,639        784  (A)  10,528     8,942   1,193       587  (A)   11,162
                                                 750  (B)                                 440  (B)
 Acquired in-process
  research and
  development...........    4,460      --                   4,460        --      --                      --
 Loss on sale of
  product line..........      891      --                     891        --      --                      --
                          -------  ------    -------      -------   -------  ------    ------       -------
   Total operating
    expenses............   17,588   1,801      1,534       20,923    14,240   1,312     1,027        16,579
                          -------  ------    -------      -------   -------  ------    ------       -------
Income (loss) on
 operations.............      581     532     (1,534)        (421)    8,000     111    (1,027)        7,084
Other income (expense),
 net....................      550     (81)      (360) (A)     109       887     (66)     (270) (A)      551
                          -------  ------    -------      -------   -------  ------    ------       -------
Net income (loss) before
 income taxes...........    1,131     451     (1,894)        (312)    8,887      45    (1,297)        7,635
Income tax expense
 (benefit)..............      396     108       (667) (C)    (163)    3,226      25      (451) (C)    2,800
                          -------  ------    -------      -------   -------  ------    ------       -------
Net income (loss).......  $   735  $  343    $(1,227)     $  (149)  $ 5,661  $   20    $ (846)      $ 4,835
                          =======  ======    =======      =======   =======  ======    ======       =======
Net income (loss) per
 share..................  $  0.07                         $ (0.01)  $  0.44                         $  0.37
                          =======                         =======   =======                         =======
Number of weighted
 average shares used in
 per share amounts......   10,082                          10,082    12,962                          12,962
                          =======                         =======   =======                         =======

                             UNIPHASE         UFP        PRO FORMA     PRO FORMA
                          MARCH 31, 1996 APRIL 30, 1996 ADJUSTMENTS    COMBINED
                          -------------- -------------- -----------    ---------
                                            (IN THOUSANDS)
UNAUDITED PRO FORMA CON-
 DENSED COMBINED BALANCE
 SHEET
ASSETS:
Current assets:
  Cash and cash
   equivalents..........     $18,581         $   28       $(3,100) (A) $ 15,509
  Short-term
   investments..........      18,287             --                      18,287
  Accounts receivable,
   net..................      12,824            779                      13,603
  Inventories...........       8,810          1,064                       9,874
  Deferred income taxes
   and other current
   assets...............       2,215            123                       2,338
                             -------         ------       -------      --------
    Total current
     assets.............      60,717          1,994        (3,100)       59,611
Long-term investments...      14,900             --                      14,900
Property, plant and
 equipment, net.........      17,019            886                      17,905
Intangible assets.......       3,002             --         5,477  (A)    8,479
Other assets............       1,062              3                       1,065
                             -------         ------       -------      --------
    Total assets........     $96,700         $2,883       $ 2,377      $101,960
                             =======         ======       =======      ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable......     $ 3,308         $  973                    $  4,281
  Accrued liabilities...       6,376            355                       6,731
  Notes payable.........          --            451                         451
  Current portion of
   long-term debt and
   lease obligations....          --            161                         161
                             -------         ------       -------      --------
    Total current
     liabilities........       9,684          1,940                      11,624
Long-term debt, less
 current portion........          --            159         6,000         6,159
Capital lease
 obligation, less
 current portion........          --             96                          96
Other non-current
 liabilities............         171             --                         171
Deferred income taxes...          --             --         1,565  (A)    1,565
Stockholders' equity:
  Common stock..........          14              3            (3) (A)       14
  Other stockholders'
   equity...............      86,831            685          (685) (A)   82,331
                                                           (4,500) (A)
                             -------         ------       -------      --------
    Total stockholders'
     equity.............      86,845            688        (5,188) (A)   82,345
                             -------         ------       -------      --------
      Total liabilities
       and stockholders'
       equity...........     $96,700         $2,883       $ 2,377      $101,960
                             =======         ======       =======      ========

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(A) The Company has entered into a definitive stock purchase agreement with the shareholders of FAS and GCA to acquire 100% of the outstanding shares of FAS and GCA, respectively. The total purchase price is estimated to be approximately $9.1 million which includes aggregate consideration of $8.6 million for both GCA and FAS, payable through a combination of cash and notes, and estimated direct transaction costs of approximately $500,000.

  The Company expects that an estimated $4.5 million of the total purchase price will be allocated to in-process research and development and immediately charged to expense. This amount is an estimate and is subject to change based on the completion of an independent valuation which is currently in process. Since such amount is a non-recurring charge, it has not been included as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Income. However, this amount has been included as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Balance Sheet.

  It is anticipated that the remaining $4.6 million of the total purchase price will be allocated to specifically identifiable assets acquired and goodwill. It is estimated that the intangible assets acquired of $3.9 million (net of a deferred tax liability) will be amortized over a weighted average life of seven years. The related amortization is reflected as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Income. Such amounts are estimates and are also subject to change pending completion of the independent valuation.

    Interest expense related to the proposed aggregate consideration in the form of notes has been included in the Unaudited Pro Forma Condensed Combined Statements of Operations.

(B) The Company intends to combine GCA and FAS and operate them under the name Uniphase Fiberoptic Products, Ltd. (UFP). UFP will operate as a division of UTP. In order to operate UFP as a division of UTP, management believes it was necessary to cancel options to purchase UTP stock previously granted to UTP employees and to grant replacement options to such employees to purchase stock of the Company. The Company will incur compensation expense totaling $4.4 million in connection with such option grants which were effective on May 15, 1996. Of this total, $3.0 million, which relates to options which have vested to date, will be charged to expense during the quarter ending June 30, 1996. This amount has been included as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Balance Sheet but has not been included as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Income because it is a non-recurring charge. The remaining $1.4 million will be charged to expense over the remaining vesting period of three years and the related proportional amounts have been included as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Income.

(C) The pro forma combined provisions for income taxes do not represent the amounts that would have resulted had Uniphase and GCA and FAS filed consolidated income tax returns during the periods presented. The pro forma adjustments have been tax effected at the Company's incremental tax rate of approximately 40%.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

INTRODUCTION

  The Company designs, develops, manufactures and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products. The Company's laser division designs, develops, manufactures and markets laser subsystems for a broad range of OEM applications which include biotechnology, industrial process control and measurement, graphics and printing, and semiconductor equipment. In 1992, the Company established its Ultrapointe subsidiary, which designs, develops, manufactures and markets advanced laser-based systems for semiconductor wafer defect examination and analysis and shipped its first Ultrapointe System in fiscal 1994.

  The Company entered the telecommunications and CATV markets when it acquired UTP in May 1995. UTP designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the CATV and long-haul telecommunications industries. The acquisition was accounted for as a purchase and, accordingly, historical financial information of the Company includes the results of UTP from the date of the purchase. In May 1996, the Company acquired UFP for a total purchase price of $9.1 million which included a proposed aggregate consideration of $8.6 million payable through a combination of cash and notes and estimated direct transaction costs of $500,000. UFP custom packages laser diodes, LEDs and photodetectors for OEMs for use in fiber optic networks for local telecommunications and data communications. During the quarter ending June 30, 1996, the Company incurred a charge of approximately $3.0 million in connection with the cancellation of certain UTP options and granting of replacement options to purchase Uniphase Common Stock to UTP employees in order to operate UFP as a division of UTP. The Company will incur an additional estimated charge of $4.5 million for acquired in-process research and development in connection with the acquisition of UFP in the quarter ending June 30, 1996. As a result of this expected in-process research and development charge and the option grant related compensation expense, the Company expects to record a net loss for the quarter ending June 30, 1996. See Note 15 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth unaudited results for each of the seven consecutive quarters in the period ended March 31, 1996. This information is derived from unaudited consolidated financial statements and, in the opinion of management, includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation when read in conjunction with the financial statements of the Company included elsewhere in this Prospectus.

                         FISCAL YEAR ENDED JUNE 30, 1995      NINE MONTHS ENDED MARCH 31, 1996
                         --------------------------------     --------------------------------
                         SEPT. 30 DEC. 31 MAR. 31 JUNE 30      SEPT. 30    DEC. 31    MAR. 31
                         -------- ------- ------- -------     ----------- ---------- ----------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............  $9,083  $9,941  $11,122 $12,136     $   12,793  $   15,673 $   18,876
Cost of sales...........   5,248   5,846    6,284   6,735          6,974       8,310      9,818
                          ------  ------  ------- -------     ----------  ---------- ----------
Gross profit............   3,835   4,095    4,838   5,401          5,819       7,363      9,058
Operating expenses:
Research and
 development............     809     896    1,002   1,003            911       1,548      1,634
Royalty and license.....     333     331      331     177            363         387        455
Selling, general and
 administrative.........   1,703   1,636    1,837   2,179          2,632       3,033      3,277
Infrequent or unusual
 charges:
Acquired in-process
 research and
 development............      --      --       --   4,460 (1)         --          --         --
Loss on sale of product
 line...................      --      --       --     891 (1)         --          --         --
                          ------  ------  ------- -------     ----------  ---------- ----------
Total operating
 expenses...............   2,845   2,863    3,170   8,710          3,906       4,968      5,366
                          ------  ------  ------- -------     ----------  ---------- ----------
Income (loss) from
 operations.............     990   1,232    1,668  (3,309)         1,913       2,395      3,692
Other income, net.......     116     172      116     146             48         390        449
                          ------  ------  ------- -------     ----------  ---------- ----------
Income (loss) before
 income taxes...........   1,106   1,404    1,784  (3,163)         1,961       2,785      4,141
Income tax expense
 (benefit)..............     409     519      660  (1,192)           745         893      1,588
                          ------  ------  ------- -------     ----------  ---------- ----------
Net income (loss).......  $  697  $  885  $ 1,124 $(1,971)    $    1,216  $    1,892 $    2,553
                          ======  ======  ======= =======     ==========  ========== ==========
OTHER DATA:
Income from operations
 before infrequent of
 unusual charges (2)....  $  990  $1,232  $ 1,668 $ 2,042     $    1,913  $    2,395 $    3,692

                          FISCAL YEAR ENDED JUNE 30, 1995     NINE MONTHS ENDED MARCH 31, 1996
                          --------------------------------    -------------------------------------
                          SEPT. 30 DEC. 31 MAR. 31 JUNE 30     SEPT. 30      DEC. 31      MAR. 31
                          -------- ------- ------- -------    -----------   ----------   ----------
AS A PERCENTAGE OF NET
 SALES:
Net sales...............   100.0%   100.0%  100.0%  100.0%          100.0%        100.0%       100.0%
Cost of sales...........    57.8     58.8    56.5    55.5            54.5          53.0         52.0
                           -----    -----   -----   -----      ----------    ----------   ----------
 Gross profit...........    42.2     41.2    43.5    44.5            45.5          47.0         48.0
Operating expenses:
 Research and
  development...........     8.9      9.0     9.0     8.2             7.1           9.9          8.6
 Royalty and license....     3.7      3.3     3.0     1.4             2.8           2.5          2.4
 Selling, general and
  administrative........    18.7     16.5    16.5    18.0            20.6          19.3         17.4
 Infrequent or unusual
  charges:
 Acquired in-process
  research and
  development...........      --       --      --    36.8 (1)          --            --           --
 Loss on sale of product
  line..................      --       --      --     7.3 (1)          --            --           --
 Litigation.............      --       --      --      --              --            --           --
                           -----    -----   -----   -----      ----------    ----------   ----------
Total operating
 expenses...............    31.3     28.8    28.5    71.7            30.5          31.7         28.4
                           -----    -----   -----   -----      ----------    ----------   ----------
Income (loss) from
 operations.............    10.9     12.4    15.0   (27.2)           15.0          15.3         19.6
 Other income, net......     1.3      1.7     1.0     1.2             0.3           2.5          2.3
                           -----    -----   -----   -----      ----------    ----------   ----------
Income (loss) before
 income taxes...........    12.2     14.1    16.0   (26.0)           15.3          17.8         21.9
 Income tax expense
  (benefit).............     4.5      5.2     5.9    (9.8)            5.8           5.7          8.4
                           -----    -----   -----   -----      ----------    ----------   ----------
Net income (loss).......     7.7%     8.9%   10.1%  (16.2)%           9.5%         12.1%        13.5%
                           =====    =====   =====   =====      ==========    ==========   ==========
OTHER DATA:
 Income from operations
  before infrequent
  or unusual charges
  (2)...................    10.9%    12.4%   15.0%   16.8%           15.0%         15.3%        19.6%

- -------
(1) During fiscal 1995, the Company incurred charges totaling $5.4 million, primarily for acquired in-process research and development and, to a lesser extent, for the loss on the sale of the Company's diode laser product line. The acquired in-process research and development primarily resulted from the cash purchase of UTP from United Technologies Corporation for a total purchase price, including acquisition expenses, of $8.7 million. See Notes 10 and 11 of Notes to Consolidated Financial Statements.

(2) Other data is presented as supplemental information and should not be construed as a substitute, or better indicator of, results of operations than income from operations or net income determined in accordance with generally accepted accounting principles.

  The Company has experienced and expects to continue to experience significant fluctuations in its quarterly results. The Company believes that fluctuations in quarterly results may cause the market price of its Common Stock to fluctuate, perhaps substantially. Factors which have had an influence on and may continue to influence the Company's operating results in a particular quarter include the timing of receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, costs associated with the acquisition or disposition of businesses, products or technologies, the Company's ability to design, manufacture and ship products on a cost effective and timely basis, the delay between incurrence of expenses to further develop marketing and service capabilities and realization of benefits from such improved capabilities, the announcement and introduction of cost-effective new products by the Company and by its competitors, and expenses associated with any intellectual property litigation. In addition, the Company's sales will often reflect orders shipped in the same quarter that they are received. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. The timing of sales of the Company's Ultrapointe Systems may result in substantial fluctuations in quarterly operating results due to the substantially higher per unit price of these products relative to the Company's other products. In addition, the semiconductor industry is highly cyclical and historically has experienced periods of oversupply, resulting in significantly reduced demand for capital equipment. The semiconductor industry is currently experiencing a downturn which may materially and adversely affect the Company's business and operating results.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data as a percentage of net sales:

                                                                   NINE MONTHS ENDED
                          FISCAL YEARS ENDED JUNE 30,                  MARCH 31,
                         -------------------------------------     --------------------
                           1993          1994          1995         1995    1996
                         ---------     ---------     ---------     ------- -------
Net sales...............     100.0%        100.0%        100.0%     100.0%  100.0%
Cost of sales...........      65.4          61.0          57.0       57.6    53.0
                         ---------     ---------     ---------     ------  ------
 Gross profit...........      34.6          39.0          43.0       42.4    47.0
Operating expenses:
 Research and
  development...........       7.3           9.3           8.8        9.0     8.6
 Royalty and license....       3.6           3.6           2.8        3.3     2.5
 Selling, general and
  administrative........      19.8 (1)      17.3 (1)      17.4       17.2    18.9
 Infrequent or unusual
  charges:
  Acquired in-process
   research and
   development..........        --            --          10.5 (2)     --      --
  Loss on sale of
   product line.........        --            --           2.1 (2)     --      --
  Litigation (3)........       8.7          (1.1)           --         --      --
                         ---------     ---------     ---------     ------  ------
Total operating
 expenses...............      39.4          29.1          41.6       29.5    30.0
                         ---------     ---------     ---------     ------  ------
Income (loss) from
 operations.............      (4.8)          9.9           1.4       12.9    17.0
 Other income, net......       0.5           0.6           1.3        1.3     1.8
                         ---------     ---------     ---------     ------  ------
Income (loss) before
 income taxes...........      (4.3)         10.5           2.7       14.2    18.8
 Income tax expense
  (benefit).............      (1.4)          3.7           1.0        5.2     6.8
                         ---------     ---------     ---------     ------  ------
Net income (loss).......      (2.9)%         6.8%          1.7%       9.0%   12.0%
                         =========     =========     =========     ======  ======
OTHER DATA:
 Income from operations
  before infrequent or
  unusual charges (4)...       3.9%          8.8%         14.0%      12.9%   17.0%

- --------
(1) In fiscal 1993, includes $217,000 of expenses relating to the reorganization of the Company's international operations and $300,000 of expenses accrued for certain intellectual property matters. In fiscal 1994, it was determined that the costs related to the intellectual property matters would not have to be paid, and, accordingly, such costs were reversed. See Note 14 of Notes to Consolidated Financial Statements.

(2) During fiscal 1995, the Company incurred charges totaling $5.4 million, primarily for acquired in-process research and development and, to a lesser extent, for the loss on the sale of the Company's diode laser product line. The acquired in-process research and development resulted primarily from the cash purchase of UTP from United Technologies Corporation for a total purchase price, including acquisition expenses, of $8.7 million. Such charges reduced net income per share for fiscal 1995 by $0.33. See Notes 10 and 11 of Notes to Consolidated Financial Statements.

(3) During fiscal 1993, the Company accrued litigation costs of $2.4 million pertaining primarily to a patent infringement action brought against the Company, which was settled in fiscal 1993, and to a lesser extent, to actions against the Company by certain former employees. Due to the settlement of one of the former employee actions in fiscal 1994 at a cost less than anticipated and the re-evaluation of the potential liability with respect to the remaining outstanding lawsuit, the Company reversed $355,000 of accrued legal expense in fiscal 1994. See Note 14 of Notes to Consolidated Financial Statements.

(4) Other data is presented as supplemental information and should not be construed as a substitute, or better indicator of, results of operations than income from operations or net income determined in accordance with generally accepted accounting principles.

 Nine Months Ended March 31, 1995 and 1996

  Net Sales. For the first nine months of fiscal 1996, net sales were $47.3 million, which represented a $17.2 million or 57.0% increase over net sales of $30.1 million in the same period of fiscal 1995. The increase was primarily due to the increased sales of the Company's Ultrapointe Systems which accounted for $7.4 million of the increase in net sales, and the inclusion of revenues of $8.8 million from UTP, which was acquired in a purchase transaction in May 1995. For the first nine months of fiscal 1996, net sales of laser subsystems increased $945,000 primarily due to an increase in sales of the Company's argon gas lasers and to a lesser extent solid state lasers, which together offset the decline in the sales of the Company's mature He-Ne product line principally in the bar code scanning market, as most customers are now using semiconductor diode lasers to satisfy bar code scanning applications.

  Gross Profit. For the first nine months of fiscal 1996, gross profit increased 74.2% to $22.2 million or 47.0% of net sales compared with $12.8 million or 42.4% of net sales in the same period of fiscal 1995. Gross profit increased in absolute dollars and as a percentage of net sales in the first nine months of fiscal 1996 primarily due to the increased sales volumes of Ultrapointe Systems and the addition of the Company's UTP product line, both of which currently experience higher gross margins than the Company's laser subsystems. In addition, improved economies of scale resulting from higher production and purchasing volumes of components in Ultrapointe Systems had a favorable impact on gross margin. The increasing proportion of higher margin argon gas laser subsystems relative to lower margin He-Ne subsystems in the Company's sales mix of its laser products also contributed to the improvement in gross margin. There can be no assurance that these trends will continue and that the Company will be able to sustain its gross margin at current levels. The Company expects that there will continue to be periodic fluctuations in its gross margin resulting from changes in its sales and product mix, competitive pricing pressures, manufacturing yields, inefficiencies associated with new product introductions and a variety of other factors. In addition, certain of UFP's products provide gross margins below those of the Company's current telecommunications product lines. As a result, the acquisition of UFP could have the effect of modestly reducing the Company's overall gross margins as sales from UFP products grow as a proportion of the Company's total net sales.

  Research and Development Expense. In the first nine months of fiscal 1996, research and development expense was $4.1 million or 8.6% of net sales which represented a $1.4 million or 51.2% increase over the same period of fiscal 1995. The increase in research and development expense was primarily due to the addition of UTP expenses which included increased expenditures associated with the development of transmitters. For the nine months ended March 31, 1996, laser subsystems experienced a decrease in expenditures primarily due to the sale of its diode laser product line in June 1995, the redeployment of certain engineering support and increased reimbursements on expenses from a certain cooperative agreement with the federal government. This agreement is scheduled to end on December 31, 1996. The Company is committed to continuing its significant research and development expenditures and expects that the absolute dollar amount of research and development expense will increase as it invests in developing new products and in expanding and enhancing its existing product lines, although such expenses may vary as a percentage of net sales from year to year.

  Royalty and License Expense. For the first nine months of fiscal 1996, royalty and license expense increased $210,000 to $1.2 million from $995,000 in the same period of fiscal 1995 and decreased as a percentage of sales to 2.5% from 3.3% in the same period of fiscal 1995. The decrease as a percentage of net sales was due to the increasing proportion of revenues that the Company derived from Ultrapointe Systems, which bear a lower royalty rate than laser subsystems, and from royalty-free UTP products.

  The Company continues to develop its solid state laser technology. There are numerous patents on solid state laser technologies that are held by others, including academic institutions and competitors of the Company. Such patents could inhibit the Company's ability to develop, manufacture and sell products in this area. A number of the patents are conflicting. If there is conflict between a competitor's patents or products and those of the Company, it could be very costly for the Company to enforce its rights in an infringement action or defend such an action brought by another party. In addition, the Company may need to obtain license rights to certain patents and may be required to make substantial payments, including continuing royalties, in exchange for such license rights. There can be no assurance that licenses to third party technology, if needed, will be available on commercially reasonable terms.

  Selling, General and Administrative Expense. In the first nine months of fiscal 1996, selling, general and administrative expense was $8.9 million or 18.9% of net sales which represented a $3.8 million or 72.8% increase over selling, general and administrative expense of $5.2 million or 17.2% of net sales in the same period of fiscal 1995. The increase was attributable to the addition of UTP expenditures (which included increased expenditures to support the transmitter product line and the amortization of acquired intangible assets), sales commissions on increased sales volume of Ultrapointe Systems, increased staffing levels and increased selling expenses to support the Company's product lines. The Company expects the dollar amount of its selling, general and administrative expenditures to increase in the future, although such expenses may vary as a percentage of net sales from year to year.

  Other Income (Expense), Net. For the first nine months of fiscal 1996, interest and other income, net increased to $887,000 from $404,000 in the same period of fiscal 1995. The increase was primarily due to the additional interest income earned on the net proceeds received from the Company's public offering of Common Stock in October 1995 and from the sale of Common Stock to Tencor in November 1995.

  Income Tax Expense. As stated in Note 3 of Notes to Consolidated Financial Statements, the effective tax rate for the nine month period ended March 31, 1996 of fiscal year 1996 was 36% compared to 37% for the same period of fiscal 1995. The decrease in the tax rate is primarily due to non-taxable interest income from the Company's increased investments.

 Years Ended June 30, 1993, 1994 and 1995

  Net Sales. Net sales increased 28.4% to $42.3 million in fiscal 1995 from $32.9 million in fiscal 1994. This increase was primarily attributable to higher unit volume shipments of the Company's Ultrapointe Systems and its laser subsystems. Ultrapointe Systems sales increased to approximately $7.4 million or 17.6% of the Company's net sales in fiscal 1995 from $2.4 million or 7.2% of the Company's net sales in fiscal 1994. Net sales of the Company's laser subsystems increased $3.3 million year to year due primarily to increased sales of the Company's argon gas lasers, principally for use in biotechnology and semiconductor applications. These sales more than offset a decline in sales of certain of the Company's gas laser subsystems from its mature He-Ne product line. Use of He-Ne gas lasers has substantially declined as most customers are now using semiconductor diode lasers to satisfy bar code scanning applications. Net sales of the Company's telecommunications products since the acquisition in May 1995 of UTP were approximately $1.0 million or 2.4% of the Company's net sales in fiscal 1995. The Company's international sales accounted for approximately 30.3%, 28.9% and 31.8% of total net sales for fiscal years 1995, 1994 and 1993, respectively.

  Net sales increased 20.5% to $32.9 million in fiscal 1994 from $27.3 million in fiscal 1993. The increase in net sales was primarily attributable to increased sales of argon laser subsystems and sales of Ultrapointe Systems. The $3.3 million increase in net sales of laser subsystems from year to year was supported by strong demand for products from both the biotechnology and semiconductor equipment markets. Several new customer design-ins using the Company's argon gas lasers also contributed to this growth in laser subsystems sales. The increased sales of argon gas laser subsystems more than offset the decline in sales of He-Ne gas laser subsystems in certain markets primarily because of a shift in technologies used in some customer applications to semiconductor diode lasers.

  Gross Profit. Gross profit increased 41.3% to $18.2 million or 43.0% of net sales in fiscal 1995 from $12.9 million or 39.0% of net sales in fiscal 1994. Gross profit increased in absolute dollars and as a percentage of net sales due to several factors, including the higher sales volume of Ultrapointe Systems, which carry higher gross margins than the Company's laser subsystems. In addition, improved economies of scale resulting from higher production and purchasing volumes of Ultrapointe Systems had a favorable impact on gross margin. The increasing proportion of higher margin argon gas laser subsystems relative to lower margin He-Ne gas laser subsystems in the Company's sales mix of its laser products subsystems also contributed to the improvement in gross margin. There can be no assurance that these trends will continue and that the Company will be able to sustain its gross margin at current levels.

  Gross profit increased 36.1% to $12.9 million or 39.0% of net sales in fiscal 1994 from $9.4 million or 34.6% of net sales in fiscal 1993. Gross profit increased in absolute dollars and as a percentage of net sales due to several factors, including a continuing shift in the mix of laser products to higher margin laser subsystems, first year sales of Ultrapointe Systems, improved economies of scale, and a reduction of workers' compensation and health insurance expenses.

  Research and Development Expense. Research and development expense in fiscal 1995 was $3.7 million or 8.8% of net sales compared with $3.1 million or 9.3% of net sales in fiscal 1994. The absolute dollar increase in research and development expense in fiscal 1995 was primarily attributable to the continued development of solid state lasers and costs associated with improving and enhancing the Ultrapointe Systems product line.

  Research and development expense in fiscal 1994 was $3.1 million or 9.3% of net sales compared with $2.0 million or 7.3% of net sales in fiscal 1993. The increase in research and development expense in fiscal 1994 was primarily due to the development of solid state lasers and diode lasers, which accounted for approximately 47.4% of Uniphase's total research and development expenses in fiscal 1994. The diode laser product line was sold by the Company in fiscal 1995. The dollar amount of research and development expense related to the further development of Ultrapointe Systems decreased slightly from fiscal 1993 to 1994 as the product transitioned from the laboratory stage to production.

  Royalty and License Expense. Royalty and license expense was relatively constant from fiscal 1994 to 1995 and decreased as a percentage of net sales to 2.8% in fiscal 1995 from 3.6% in fiscal 1994. Royalty expense decreased as a percentage of net sales due in part to lower royalty rates applicable to higher volume sales and international sales of gas laser subsystems. Increased sales of Ultrapointe Systems, which bear a lower royalty rate than laser subsystems, also contributed to the decrease.

  Royalty and license expense increased to $1.2 million in fiscal 1994 from $1.0 million in fiscal 1993, and remained relatively constant as a percentage of net sales. The increase in royalty and license expenses was attributable to the royalties assessed on the shipments of Ultrapointe Systems and licensing fees paid to certain universities for patent use rights. Increased fiscal 1994 royalty and license expenses were partially offset by lower royalty rates on gas laser subsystems that apply to both higher sales volumes and international sales.

  Selling, General and Administrative Expense. Selling, general and administrative expense in fiscal 1995 was $7.4 million or 17.4% of net sales compared with $5.7 million or 17.3% of net sales in fiscal 1994. The increase in selling, general and administrative expense in fiscal 1995 resulted from increased staffing levels, selling expenses to support the Company's laser products and new product introductions, sales commissions on higher sales volume of Ultrapointe Systems, increased business development, investor relations and stockholder communications activities.

  Selling, general and administrative expense increased to $5.7 million in fiscal 1994 from $5.4 million in fiscal 1993, but decreased as a percentage of net sales to 17.3% in fiscal 1994 from 19.8% in fiscal 1993. During fiscal 1994, it was determined that certain third party patent costs accrued in fiscal 1993 would not have to be paid. As a result, the related accrued expenses of $300,000 were reversed in fiscal 1994. Selling, general and administrative expenses were also reduced by positive effects from cost reduction programs. These decreases were primarily offset by higher domestic distributor commissions, which were recognized as a selling expense.

  Infrequent or Unusual Charges. During fiscal years 1993, 1994 and 1995, the Company incurred certain infrequent or unusual charges. Accordingly, such charges were set forth as separate line items of operating expenses. These charges consist of acquired in-process research and development, loss on sale of product line and litigation expense.

  The acquired in-process research and development expense in fiscal 1995 was $4.5 million or 10.5% of net sales which was primarily attributable to the Company's purchase of UTP from United Technologies Corporation in May 1995. See Note 10 of Notes to Consolidated Financial Statements.

  The Company incurred a loss of $891,000 on the sale of its diode laser product line in June 1995. In connection with this sale, the Company also obtained a limited non-exclusive sublicense to a solid state technology patent at a reduced royalty rate. The Company sold its diode laser product line due to the commercial availability of low-cost diode laser component parts from third party manufacturers and its determination that these external sources will provide sufficient supply of the components for the foreseeable future. See Note 11 of Notes to Consolidated Financial Statements.

  During fiscal 1993, the Company accrued litigation costs of $2.4 million, pertaining primarily to a patent infringement action brought against the Company and, to a lesser extent, to actions against the Company by certain former employees. The patent infringement action was settled in fiscal 1993. Due to the settlement of one of the former employee actions in fiscal 1994 at a cost less than anticipated and the re-evaluation of the potential liability with respect to the remaining outstanding lawsuit, the Company reversed $355,000 of accrued legal expenses in fiscal 1994.

  Other Income, Net. Other income, net increased to $550,000 in fiscal 1995 from $212,000 in fiscal 1994 and $139,000 in fiscal 1993. The increase in fiscal 1995 resulted primarily from increased interest income earned on the Company's short-term investments and, to a lesser extent, net gains on foreign currency transactions. The increase in fiscal 1994 was primarily attributable to increased interest income earned on net proceeds from the Company's initial public offering in November 1993.

  Income Tax Expense (Benefit). The Company's effective tax rate was 35.0% in fiscal 1995 as compared to 35.5% in fiscal 1994. A substantial portion of the Company's net deferred tax assets of $2.2 million related to the charge for acquired in-process research and development. A valuation allowance has not been provided for such net deferred tax assets since the Company believes that it is more likely than not that such net deferred tax assets will be realized from the Company's ongoing operations.

  The Company's effective tax rate was 35.5% in fiscal 1994 compared to a tax benefit equal to 32.8% of the pretax loss in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1996, the Company's combined balance of cash, cash equivalents and investments was $51.8 million. The Company has met its liquidity needs to date primarily through cash generated from operations and sales of its equity securities.

  Cash generated from operations was $2.6 million in the first nine months of fiscal year 1996, compared with $1.4 million in the first nine months of fiscal 1995. Cash generated from operations for the first nine month period of fiscal 1996 resulted primarily from increases in income before depreciation and amortization expense and in accounts payable which together offset increases in inventories and accounts receivable. This increase in inventory levels reflected increased purchases of components associated with higher sales.

  Cash used in investing activities was $43.4 million in the first nine months of fiscal 1996 compared with $1.7 million in the first nine months of fiscal 1995. The Company's cash used in investing activities increased primarily due to the investment of excess cash from the proceeds of sales of common stock. The Company also made capital expenditures to acquire certain properties in San Jose, California totaling 109,000 square feet, which included land, building and improvements for an aggregate purchase price of approximately $11.0 million. The remaining increase was primarily due to expenditures associated with constructing a clean room and adding a second lithium niobate wafer processing line to the Company's current fabrication facility in Connecticut and expanding the Pennsylvania optical transmitter facility in order to support the current demand for UTP's products. The Company continued to invest in property, plant and equipment needed for its business requirements, including manufacturing capacities throughout the Company. In July 1995, the Company also acquired the remaining outstanding shares of I.E. Optomech, Ltd. In May 1996, the Company acquired UFP and expended $9.1 million, which included a proposed aggregate consideration of $8.6 million for both GCA and FAS and estimated direct transaction costs of $500,000.

  In October 1995, the Company completed an underwritten public offering of shares of Common Stock for net proceeds of approximately $40.5 million. In November 1995, Tencor agreed to become the exclusive OEM reseller of the Ultrapointe Systems and the Identifier, the Company's ADC software product, and in connection therewith acquired 665,568 shares of the Company's Common Stock for a net purchase price of approximately $12.3 million.

  The Company has a $5.0 million revolving line of credit with a bank. There were no borrowings under the line of credit at March 31, 1996. Advances under the line of credit bear interest at the bank's prime rate (8.25% at March 31, 1996) and are secured by inventories and accounts receivable. Under the terms of the line of credit agreement, the Company is required to maintain certain minimum working capital, net worth, profitability levels and other specific financial ratios. In addition, the agreement prohibits the payment of cash dividends and contains certain restrictions on the Company's ability to borrow money or purchase assets or interests in other entities without the prior written consent of the bank. The line of credit expires on November 1, 1996. See Note 4 of Notes to Consolidated Financial Statements.

  The Company intends to use the net proceeds from this offering and available lines of credit, together with cash flows from operations, to finance its future operations. The Company believes that its existing cash balances and investments, together with cash flow from operations, available lines of credit and the proceeds realized on the sale of the shares offered hereby by the Company, will be sufficient to meet its liquidity and capital spending requirements at least through the end of calendar year 1997. However, possible acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to the Company. The Company has no present plans, agreements or commitments, and is not currently engaged in any negotiation with respect to any such acquisition.

                                   BUSINESS

GENERAL

  Uniphase is an optoelectronics company that designs, develops, manufactures and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products. Optoelectronics is a technology that extends the speed and capacity of conventional electronic solutions by addressing many of the constraints of the electron with the particle of light, the photon. Since its founding, Uniphase has shipped over one million lasers and has become a leading supplier of laser subsystems for OEMs in the biotechnology, industrial process control, semiconductor wafer inspection, and graphics and printing markets.

  The Company's strategy is to leverage its core competencies in laser technology to develop highly focused and differentiated applications where there is a convergence of market need and optoelectronic technology. The Company's knowledge of laser technology enabled it to introduce an optoelectronics application for the semiconductor capital equipment industry, the Ultrapointe System, in June 1993. The Ultrapointe System works in conjunction with automated inspection systems from vendors such as Tencor and KLA to enable semiconductor manufacturers to more accurately identify and classify defects. This defect examination and analysis procedure enables semiconductor manufacturers to improve yields by identifying and containing process problems. In November 1995, Tencor became the exclusive OEM reseller of the Ultrapointe System. In May 1996, the Company introduced its Identifier software product, an optional feature that provides ADC capability for Ultrapointe Systems. Working in conjunction with the Ultrapointe System, the Identifier software automates the defect classification process, thereby improving the precision and repeatability of defect classification.

  The Company extended its optoelectronic product offerings into the telecommunications equipment market by acquiring UTP in May 1995. UTP designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the long-haul telecommunications and CATV industries. In November 1995, UTP established a facility to develop and manufacture turn-key CATV transmitters. In May 1996, the Company acquired UFP. The acquisition of UFP expands the Company's presence in the optoelectronic communications market. UFP custom packages laser diodes, LEDs and photodetectors for OEMs for use in fiber optic networks for local telecommunications and data communications.

COMPANY STRATEGY

  The Company seeks to leverage its expertise in optoelectronics to develop highly focused and differentiated applications where there is a convergence of market need and optoelectronic technology. Uniphase seeks to integrate its strengths in photonics, electronics and software development to provide innovative and cost effective solutions to its customers. The key elements of Uniphase's business strategy are as follows:

 . Capitalize on Expertise in Laser Technology and Laser Manufacturing. Since its inception in 1979, Uniphase has sold over one million lasers to OEM customers and has become a leader in certain market segments. The Company is currently developing solid state lasers for its existing OEM customers and new applications. In this regard, Uniphase has commercially introduced a series of green wavelength solid state microlasers and a series of continuous wave and pulsed infrared solid state lasers. In addition, the Company is in the late stage of development of blue wavelength solid state microlasers. The Company believes that it is well positioned to continue development of and penetrate the market for solid state lasers, which the Company believes will be the primary commercial laser technology in the future.

 . Offer Applications Differentiated by Optoelectronic Technologies. The
   Company's expertise in laser technology has enabled it to successfully introduce and market applications products in the semiconductor capital equipment and telecommunications equipment markets. The Company's Ultrapointe Systems utilize high resolution laser imaging systems for the examination and analysis of wafer defects that are as small as 0.1 micron. The Company also develops and produces optical external modulators and associated transmitters for fiberoptic CATV transmission systems as well as modulators for long haul fiber optic digital transmission. In May 1996, the Company acquired UFP as a continuation of its strategy to pursue selected opportunities where optoelectronic technology converges on specific market needs. Through UFP, the Company will offer custom packaged laser diodes and photodetectors for the efficient transmission of voice, data and video across local fiber optic systems.

 . Provide Cost-Effective, Demand-Driven Solutions to its OEM Customers. The
   Company seeks, through close relationships, to understand its customers' needs at an early stage in the customers' product development cycles and to design its laser subsystems and telecommunications equipment products to meet these specific needs. The Company focuses on selling its subsystems to customers at the design-in phase of a product, creating the potential for recurring sales throughout a product's life. Following design-in of its products, the Company shifts its focus to obtaining manufacturing efficiencies, quality enhancements and cost reductions during the product life.

 . Maintain Industry and Customer Diversity. Uniphase sells its laser subsystems to numerous OEMs in the biotechnology, measurement systems, semiconductor equipment and graphics and printing system industries, which reduces the Company's vulnerability to a downturn in any specific industry or company. The Company has also increased the diversity of its industry and customer base by leveraging its expertise in laser technology to develop products for the semiconductor capital equipment and telecommunications equipment markets.

PRODUCTS AND MARKETS

  The Company offers optoelectronic products in three principal product families: laser subsystems, semiconductor capital equipment and fiber optic telecommunications equipment products. The Company's laser subsystems were the Company's initial product offering and these operations have enabled the Company to invest in the further development of its laser technology and to offer new applications products. In fiscal 1994, the Company first shipped its Ultrapointe System for defect examination and analysis of semiconductor wafers. In May 1995, the Company acquired UTP to provide high-speed external modulators and transmitters for the fiber optic networks in the long-haul telecommunications and CATV industries. In May 1996, the Company acquired UFP, which custom packages laser diodes, LEDs and photodetectors for OEMs for use in fiber optic networks for local telecommunications and data communications. The following table sets forth the Company's net sales by product family in fiscal years 1994 and 1995 and for the nine months ended March 31, 1995 and 1996.

                                                         NET SALES
                                            -----------------------------------
                                            FISCAL YEAR ENDED NINE MONTHS ENDED
                                                JUNE 30,          MARCH 31,
                                            ----------------- -----------------
PRODUCT CATEGORY                              1994     1995     1995     1996
- ----------------                            -------- -------- -------- --------
                                                      (IN THOUSANDS)
Laser Subsystems........................... $ 30,558 $ 33,837 $ 25,026 $ 25,972
Semiconductor Capital Equipment............    2,364    7,428    5,120   12,536
Telecommunications Equipment (1)...........       --    1,017       --    8,834
                                            -------- -------- -------- --------
                                            $ 32,922 $ 42,282 $ 30,146 $ 47,342

- --------
(1) The Company first entered the telecommunications equipment market through the acquisition of UTP in a transaction accounted for as a purchase on May 15, 1995. As a result, telecommunications equipment net sales for fiscal 1995 reflect the inclusion of UTP operations from May 15, 1995 through June 30, 1995.

LASER PRODUCTS

 Background

  Today, lasers are used in a variety of applications in the biotechnology, semiconductor, consumer electronics, graphic arts and industrial process control and measurement industries. For example, in the biotechnology field, lasers are incorporated in flow cytometers, which identify and analyze biological cells, in

DNA sequencers, which measure and identify DNA patterns, and in certain surgical instruments. In the semiconductor field, lasers are used to perform automated test and measurement functions. In consumer electronics markets, lasers are an enabling technology in laser printers and compact disc players. In the industrial process control and measurement field, lasers are used for bar code scanning.

  The principal factors that distinguish different types of lasers and determine the particular laser suitable for a specific application are wavelength (color), cost, operating life and output power, which is measured in terms of watts ("W") or milliwatts ("mW"). Lasers are capable of emitting light from low frequency, long wavelength (greater than 700 nm) infrared light through the visible spectrum to high frequency, short wavelength (less than 400 nm) ultraviolet light. For example, the wavelength of the laser is of key importance in causing the fluorescence of dyes in biotechnology applications. In addition, laser light at shorter green and blue wavelengths is capable of being focused to smaller, more intense points of light, enabling higher resolution optoelectronic applications, such as semiconductor wafer inspection.

  Four types of lasers commonly available today are gas, liquid, semiconductor diode and solid state, each of which derives its classification from the lasing material it uses. Examples of gas lasers include argon lasers used for biotechnology applications and carbon dioxide lasers used for industrial welding applications. Liquid dye lasers are sold primarily in research markets. Semiconductor diode lasers are used in CD players and in telecommunications equipment.

  The Company believes that solid state lasers will ultimately address all of the applications currently served by gas lasers and that new applications for lasers, such as marking and micromachining, will be made possible by solid state technology. Solid state lasers use a solid material such as crystal, glass or certain fibers as their lasing medium and, in some cases, use a semiconductor diode laser as the energy source to stimulate their lasing medium. While infrared solid state lasers are commercially available, shorter wavelength green and blue solid state lasers have been commercialized on a very limited basis to date due to cost and performance issues. The Company believes that further development of green and blue solid state lasers may lead to significant market opportunities for these shorter wavelength laser subsystems. In order to provide its customers with the benefits of the smaller size and the improved efficiency of solid state lasers, the Company is developing microlaser products.

 Laser Subsystems Markets and Products

  Uniphase's principal laser subsystem products consist of air-cooled argon gas laser subsystems, which generally emit blue or green light, Helium Neon ("He-Ne") laser subsystems, which generally emit red or green light and solid state lasers, which generally emit infrared, blue or green light. These systems consist of a combination of a laser head containing the lasing medium, power supply, cabling and packaging, including heat dissipation elements. Uniphase's principal laser subsystem products and representative applications include:

 LASER TYPE   WAVELENGTH       POWER       PRICE RANGE (1)     PRINCIPAL APPLICATIONS
 ----------   ----------- ---------------- --------------- ------------------------------
Gas:
  He-Ne       633 nm          1-25 mW      $50-$1,500      CAE Photoplotting
  Argon       458-515 nm      3-75 mW      $2,500-$12,000  Capillary Electrophoresis
                                                           Color Separation
Solid State:
  Microlaser  473-1064 nm     5-50 mW      $4,000-$9,000   Direct-to-Plate Printing
                                                           DNA Sequencing
                                                           Flow Cytometry
                                                           Particle Counting
                                                           Semiconductor Wafer Inspection
  Stablelight 1064 nm     Up to 4W         $15,000-$20,000 Spectrometry
  Daylight    349-1064 nm Up to 1mJ pulsed $30,000-$40,000 Micromachining
                                                           Marking

- --------
(1) Product prices vary depending on order volume, power output and other customer requirements and configurations.

  The overall market for gas lasers is mature and is expected to decline as technology transitions from conventional lasers, including gas and liquid, to solid state lasers, which the Company expects to be the primary laser technology in the future. In comparison to gas lasers, solid state lasers are smaller and use less power. Sales of the Company's argon gas lasers have increased in recent years primarily as a result of increased sales of such products for use in biotechnology and semiconductor applications. Use of He-Ne gas lasers has substantially declined as most customers are now using semiconductor diode lasers to satisfy bar code scanning applications.

  Uniphase introduced a series of green wavelength solid state microlasers in May 1994. The Company is in the late stage of development of blue wavelength solid state lasers and, in fiscal 1996, the Company has shipped such lasers to certain customers for evaluation purposes. These products consist of a power supply and an infrared diode laser coupled to a proprietary crystal structure contained in a temperature controlled housing. The Company believes that these products will ultimately address the principal markets currently served by Uniphase's argon laser products. The Company also believes that the reduced size and power requirements of these microlasers will permit new applications for these products, although no assurance can be given that these microlasers will achieve commercial acceptance for use in existing or any new applications.

  Uniphase introduced a series of continuous wave and pulsed infrared solid state laser systems at the Conference on Laser and Electro-Optics in May 1995. These products consist of a power supply and a number of high power diodes or diode arrays coupled to a proprietary crystal structure in a stable mechanical structure. The continuous wave product, Stablelight, produces up to 4W of infrared power and is principally used by customers in industrial process control and measurement applications. The Daylight product produces pulses up to 1 milli-Joule ("mJ") and is designed for customers with micromachining or marking requirements.

SEMICONDUCTOR CAPITAL EQUIPMENT PRODUCTS

 Background

  Technological advances and demands for increasing levels of performance have led the semiconductor industry to develop more complicated devices with increasingly smaller geometries. A current state-of-the-art microprocessor may have four million transistors per square centimeter, four or five "wiring" levels and require 400 process steps during its manufacture, providing ample opportunities for particle contamination to occur on the wafer and cause defects. As semiconductor feature sizes decrease, devices become increasingly susceptible to smaller defects during their manufacture. It has been estimated that 80% of the loss of manufacturing yield is caused by particle contamination that occurs on the wafer during the manufacturing process.

  One of the semiconductor industry's responses to the increasing vulnerability of semiconductor devices to smaller defects has been to employ defect detection and inspection that is closely linked to the manufacturing process. Semiconductor process engineers monitor their processes more closely, identifying defects and their origins in order to reduce their recurrence and maintain and improve process yields. Presently, automated inspection systems such as those manufactured by Tencor and KLA are used on-line to detect and locate defects as small as 0.1 micron. A single wafer may be inspected numerous times during its progression through manufacturing. These on-line detection systems use advanced image processing and innovative laser scanning technologies to achieve high sensitivity and speed.

  Detecting the presence of defects is only the first step in preventing their recurrence. After detection, the defects must be examined in order to identify their size, shape and the process step in which the defect occurred. This examination is called "defect classification." The resulting description of the defects is then added to a computer database. This database is used to monitor defect trends and to pinpoint the sources of defects and contaminating particles to specific process steps or pieces of equipment. Identification of the sources of defects in the lengthy and complex semiconductor manufacturing process has become essential for maintaining high yield production.

  While automated inspection systems have progressed to being able to detect submicron defects, the conventional optical microscopes that have traditionally been used for defect classification are not capable of examining such defects. With a state-of-the-art, conventional optical microscope, a 0.3 micron defect, which is nearly the entire minimum feature size of today's microprocessor, appears only as a dark speck. Further, certain types of defects that are embedded in or under films created during gas phase semiconductor manufacturing processes are not currently observable by such microscopes. Other very shallow defects, which are often only 0.1 micron high and which may occur during the chemical mechanical polishing ("CMP") process, are also not observable by conventional microscopes.

 The Ultrapointe System Solution

  The Company established its Ultrapointe subsidiary in fiscal 1992 and began shipping Ultrapointe Systems in fiscal 1994. The Ultrapointe System is a laser imaging system ("LIS") that is capable of examining microscopic defects with the ease and speed of conventional microscopes while also offering increased resolution and the ability to provide three-dimensional ("3-D") images. This system combines state-of-the-art high speed laser scanning technology, real-time confocal imaging and digital image reconstruction to allow for 3-D imaging of semiconductor defects as small as 0.1 micron. The Ultrapointe System works in conjunction with automated inspection systems from vendors such as Tencor and KLA to enable semiconductor manufacturers to more accurately identify and classify defects. This defect examination and analysis procedure enables semiconductor manufacturers to improve yields by identifying and containing process problems. Ultrapointe Systems operate in the manufacturing clean room, adjacent to automated inspection systems, and can in seconds produce detailed images of defects even when they are very small or embedded or buried in films. The Company believes that its Ultrapointe System is the only currently available, non-destructive wafer inspection tool with increased resolution and 3-D imaging capabilities that is capable of both examining certain sub-surface wafer defects and accurately analyzing the sources of defects.

  The following diagram illustrates the stages in the wafer manufacturing process in which the Company's Ultrapointe Systems are designed to function in an on-line capacity:

  The diagram appearing on page 32 of the Prospectus depicts a semiconductor wafer prior to defect examination, analysis and classification by the Company's Ultrapointe System. Next to the wafer is a drawing of an Ultrapointe System unit; there is a drawing of a finished wafer underneath, having undergone defect examination by the Ultrapointe System.

  The Ultrapointe System utilizes an optical technique called scanning laser confocal microscopy. This technique uses, through high power microscopic optics, an argon laser as an intense light source to scan a wafer's surface numerous times. The return signal from the laser is processed by the system's computer workstation, which provides a complete topological image of the wafer's surface at the system's console and can display in a high resolution format defects as small as 0.1 micron. Typical magnifications afforded by Ultrapointe Systems approximate 35,000x, as compared with conventional white light microscopes upper magnification limits of approximately 6,000x. Through software developed by the Company, the system's workstation can also evaluate and classify defects, communicate with automated inspection systems and store images and other data.

  The Company currently offers two versions of its Ultrapointe System, the Ultrapointe LIS 500, which has a base list price of $275,000, and the Ultrapointe LIS 1010, which has a base list price of $368,000. These products differ primarily in the degree of software image manipulation available to the operator. The systems can also be tailored, through software, to interface with various automated inspection systems and local area networks. The Ultrapointe LIS 500 includes full wafer automation and handling and a Silicon Graphics workstation. The images available include a conventional, real time white light microscopy image, real time laser confocal "slices" and a multiple slice top view of the wafer surface and defect. The full resolving power of the laser images is available and surface, embedded and buried defects can be viewed. This product can be upgraded at any time with advanced two dimensional ("2-D") and 3-D imaging accessories. The Ultrapointe LIS 1010 incorporates all of the features of the Ultrapointe LIS 500 while using a more advanced version of the Silicon Graphics workstation.

  The Ultrapointe System currently requires a human operator to classify defects. In May 1996, the Company introduced its Identifier software product, an optional feature that provides automatic defect classification capability for Ultrapointe Systems. Working in conjunction with the Ultrapointe System, the Identifier software automates the defect classification process, thereby improving the precision and repeatability of defect classification. The ability to review defects using ADC software is becoming increasingly important to semiconductor manufacturers as it facilitates defect classification without direct operator evaluation at each defect site. This automation can improve reliability and consistency by eliminating operator-induced variations. In addition, such automation helps speed analysis of the vast amounts of defect data and classifications necessary for yield enhancement programs. The Company developed the Identifier software using technology licensed from ISOA, Inc. and in cooperation with the semiconductor industry consortium, SEMATECH. The Identifier has a base list price of $150,000.

  In November 1995, the Company entered into a three-year agreement with Tencor under which Tencor became the exclusive OEM reseller for the Company's Ultrapointe Systems and the Identifier, the Company's ADC software product. Under the Agreement, Tencor will distribute the Ultrapointe System under its own label worldwide and has the responsibility for installation and service of the systems it sells. The Company retains the right to distribute its products through its own channels. The Agreement includes a license providing Tencor with certain ADC technology and payments to the Company to accelerate ADC development.

TELECOMMUNICATIONS EQUIPMENT PRODUCTS

 UTP Background

  Fiber optic cable is gaining widespread acceptance in upgrades and new installations of CATV and telecommunications systems worldwide. The use of fiber optic cable results in vastly improved performance, flexibility, reliability and lower installation and operating costs when compared to traditional copper and coaxial cable. Moreover, technological innovation and market forces are creating increased demand for communication transmission systems with multiple delivery capability and higher performance and reliability features. Further, telecommunications interexchange carriers are being required to provide higher speed data transmission over longer lengths of installed optical fiber between electronic repeater stations. Due to the high cost of new fiber installations, interexchange carriers seek to utilize the installed fiber base to the greatest extent possible. In the CATV industry, consolidation has resulted in a smaller number of multiple system operators controlling larger networks. These operators, who compete with other technologies such as direct broadcast satellite television, are upgrading their systems and seek economical solutions that will increase their network flexibility and reliability.

  The flexibility and performance of fiber optic systems has been enhanced through the use of two types of signal encoding techniques: direct modulation and external modulation. In direct modulation, the light output from a diode laser is switched on and off to generate a signal, similar to the operation of a flashlight. This frequent switching, however, causes wavelength instability, which limits the distance of transmission before signal regeneration is required. Further, the diode lasers used in direct modulation have limited power and modulation rate, thereby constraining the performance of the signal transmission system. In external modulation, the light output of a continuously powered laser is switched in a separate crystal of lithium niobate. Light from the laser travels along waveguides patterned into lithium niobate crystals and electrical signals applied to electrodes alongside the waveguides encode the signal onto a light beam for transmission in the optical fiber. As compared to direct modulation, external modulation has the following advantages:

  . Longer Distances in Telecommunications. External modulators enable signal transmission over longer distances in telecommunications systems before signal regeneration is required. External modulation thereby reduces the required number of expensive repeaters or amplifiers, which are a significant cost in transmission systems.

  . Higher Capacity in Telecommunications. External modulation is being used by equipment suppliers that are developing transmission hardware incorporating wavelength division multiplexing ("WDM"). WDM is capable of increasing the capacity of a fiber route up to 16 times without upgrading to more expensive electronic multiplexing/demultiplexing equipment. WDM is compatible with the large installed base of fiber optic networks and can be used to increase significantly the data carrying capacity of such networks. External modulators also enable higher data rates (e.g. OC-192 or 10 Gbps) to be effectively transmitted over long distances.

  . Longer Distances and Higher Fidelity in CATV. External modulators operate at higher laser power and therefore allow signals to be transmitted over longer distances without detection and retransmission. In addition, external modulation provides inherently higher fidelity because of lower laser noise and low noise susceptibility to optical system reflections, such as those arising from existing fiber optic connections. External modulators are fully compatible with CATV distribution systems that utilize fiber optical amplifiers.

 UTP Products and Markets

  In May 1995, the Company purchased UTP, which designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the CATV and telecommunications industries. The Company acquired UTP as part of its strategy to pursue selected opportunities where optoelectronic technology converges on specific market needs which have not been adequately addressed by conventional electronic solutions.

  The Company produces lithium niobate integrated optic modulators by using its proprietary Annealed Proton Exchange (APE(R)) fabrication process. The Company believes that this process produces modulators which have higher optical power handling, and inherently better fidelity as compared with competing external modulators. The Company also sells customized external modulators for a variety of customer applications.

  The Company's principal modulator products include:

TYPE                               WAVELENGTH             APPLICATION
- ----                            ---------------- ------------------------------
CATV Modulators................ 1300 nm, 1550 nm CATV Super Trunk Transmitter
2.5 Gbps Digital Modulators.... 1300 nm, 1550 nm OC-48 Telecommunications
Microwave and Radio Frequency
 Modulators.................... 1300 nm, 1550 nm Antenna Links, Radar, Cellular

  UTP began to supply turn-key externally modulated CATV transmitters to CATV OEMs in September 1995. These transmitters incorporate a continuous-wave diode laser, a lithium niobate modulator and patented electronic linearity and control circuitry. The Company routinely customizes its transmitter to the specifications of the OEM customer. The Company also resells optical fiber amplifiers as part of providing complete optical transmission functionality to OEMs.

  The principal applications addressed by the Company's telecommunications equipment products are as follows:

  . Cable. The principal cable television applications addressed by the Company are externally modulated transmitters for trunk-line applications. These transmitters operate at the preferred optical wavelength of 1550 nm. They incorporate high power (>20 mw) diode lasers and the Company's modulators to provide high optical powers for the transmission of broadcast television signals over long distances. In addition, they are compatible with existing optical amplifier technology, which allows the transmission distance or the subscriber area to be increased. The Company's modulated transmitters are designed for use in broadband systems, are operational over bandwidths of up to 1 Ghz and are compatible with hybrid fiber coax ("HFC") systems being developed by certain telecommunications equipment providers for the transmission of voice, data and video.

  . Long-Haul Telecommunications. The principal long-haul telecommunications application addressed by the Company is a 2.5 Gbps transmission system for long distance telephone interexchange carriers. The Company's external modulators are used in these systems to significantly increase the space between repeaters in such systems. The Company's modulators allow the transmission of up to 32,000 phone conversations over a single fiber to switching sites across distances of up to 350 miles. In addition, the Company's external modulators are well suited for WDM applications at 2.5 Gbps. In such applications, multiple wavelength telecommunications signals are transmitted over the same fiber, thereby multiplying the capacity of the fiber cable system. Telecommunications customers are presently deploying systems with four and eight separate wavelengths in order to accommodate 10 Gbps and 20 Gbps, respectively, using UTP's OC-48 modulators. The Company is also developing a higher speed modulator to provide similar capability at 10 Gbps (OC-192 data rate).

  . Wireless Antenna Links. The rapid growth of wireless communication systems is producing many deployment situations where the antenna must be located a significant distance from the telephone base station. The Company's modulators are well suited for fiber optic transmitter systems to carry RF signals from the antenna in cellular systems to base stations.

  . Specialty Products and Markets. In May 1996, UTP entered into an agreement with Sanders, a Lockheed Martin Company, to develop and produce fiber optic transmitters for the United States government to be installed on high performance aircraft. Additional applications for the Company's integrated optic modulators include fiber optic gyroscopes ("FOGs"), analog RF fiber optic systems and laboratory and research and development activities. The Company is a leading commercial supplier of multi-function integrated optic signal processing chips for FOGs. FOGs are intended for use in commercial aviation, military/aerospace and industrial applications. The Company also offers a variety of integrated optic modulators and switches for use at frequencies up to 20 Ghz that are being used in a large variety of industrial, government and university research and development programs.

 UFP Products and Markets

  In May 1996, the Company acquired UFP which custom packages laser diodes, LEDs and photodetectors for OEMs for use in fiber optic networks. UFP uses its proprietary technologies of epoxy-based attachment and laser welding to attach fiber ("pigtailing") to these optoelectronic components in a variety of configurations to meet the specific needs of its OEM customers.

  The principal applications addressed by UFP are as follows:

  . Data communications. The ever-increasing use of computer networks is fueling a growth in fiber data communications systems. Fiber offers advantages over copper-wire links that include longer distance transmission, higher data rates, ease of multiplexing, and immunity from electromagnetic interference. UFP offers custom packaged optical sources and detectors for a variety of fiber-based data communications applications such as single-fiber Ethernet and Token Ring.

  . Local telecommunications. Low-cost laser diodes are used in the feeder and loop portions of the local telephone network to accommodate various data rates. The Company supplies custom packaged components to telecommunications equipment manufacturers. For example, UFP supplies custom laser-diode submodules for use as optical sources and detectors in SONET OC-3 (155 Mbps) networks.

  . Specialty Markets. UFP products are well suited for several specialty markets such as fiber optic test and measurement equipment, fiber optic sensors and military and aerospace data communications applications. For example, the Company pigtails red diode lasers for use in hand-held fiber optic fault locators.

SALES AND MARKETING

  Uniphase markets its laser subsystem products principally to OEMs through its own sales force in the United States, United Kingdom and Germany and through a worldwide network of representatives and distributors to service smaller domestic accounts, including those in the research and education markets. The Company's sales and marketing strategy for its laser subsystem products is to establish long term relationships with its OEM customers at the early design-in phase of its laser subsystems into customers applications and through high levels of customer service and support. The following chart sets forth the Company's principal OEM customers for laser subsystems by application:

                             INDUSTRIAL PROCESS
                                 CONTROL AND        WAFER INSPECTION
BIOTECHNOLOGY INSTRUMENTS  MEASUREMENT INSTRUMENTS      SYSTEMS                GRAPHICS AND PRINTING SYSTEMS
- -------------------------  ----------------------- ------------------ -----------------------------------------------
Applied Biosystems         Allen-Bradley Co.       ADE Corporation    Crosfield Electronics Ltd.
Beckman Instruments        ASM Lithography, B.V.   Nikon Corporation  Gerber Systems Corporation
Coulter Corporation        Canon                   Tencor Instruments Optronics, a division of Intergraph Corporation
Molecular Dynamics         ICL Plc                                    Purup Pre-Press A/S
Ortho Diagnostic Systems                                              Scitex Corporation Ltd.

  One laser subsystems customer, the Applied Biosystems Division of Perkin-Elmer Corporation, accounted for approximately 11%, 12%, 12% and 13% of the Company's net sales for fiscal years 1993, 1994, 1995, and the nine months ended March 31, 1996, respectively. In addition, in the nine months ended March 31, 1996, Tencor accounted for 11% of the Company's sales through the purchase of both laser subsystems and Ultrapointe Systems. A reduction or delay in orders from these customers could adversely affect the Company's results of operations. In addition, another laser subsystem customer accounted for 10% of net sales in both fiscal years 1993 and 1994. See Note 12 of Notes to Consolidated Financial Statements.

  Uniphase markets its Ultrapointe Systems through Tencor's worldwide distribution channels and a network of four independent sales representatives in the United States and Canada. In Japan, the Company has a distribution agreement with Tencor and Innotech Corporation for sales to Japan's semiconductor industry. In Europe and the Pacific Rim, the Company distributes its products through Tencor; however, the Company has the right to market its products through its own distribution channels.

  As of March 31, 1996, the Company had sold 63 Ultrapointe Systems in the United States, Japan and Korea. Customers for the Company's Ultrapointe System include:

    American Microsystems                           Micron Technology*
    Analog Devices                                  Microunity
    Applied Materials                               Motorola*
    Digital Equipment Corporation*                  Philips Semiconductors*
    Fujitsu, Ltd.*                                  Samsung*
    IBM Corporation*                                SEMATECH
    Intel*                                          Sony Corporation
    LSI Logic Corporation*                          Toshiba*
    Lucent Technologies* (formerly AT&T)            VLSI Technology*
    L.G. Semicon                                    VTC
    Matsushita Electric*                            Yamaha Corporation
    --------
    * Indicates customers that have purchased multiple Ultrapointe Systems.

  UTP markets its telecommunications equipment products to OEMs through its own direct sales force and is in the process of establishing a sales office in Chalfont, Pennsylvania. In addition, UTP sells such products through distributors in Europe, Australia, Japan and Taiwan. Customers for the Company's telecommunications equipment products include Ericsson Raynet and Harmonic Lightwaves.

CUSTOMER SUPPORT AND SERVICE

  The Company believes that a high level of customer support is necessary to successfully develop and maintain long term relationships with its OEM customers in its laser subsystems and telecommunications equipment businesses. This close relationship begins at the design-in phase and is maintained as customer needs change and evolve. The Company provides direct service and support to its OEM customers through its offices in the United States. The Company's European laser subsystem customers are serviced through its sales and support offices in the United Kingdom and Germany. In Japan, the Company's laser subsystems distributor, Autex, assists in performing support and service functions. The Company provides support through both on-site customer service and telephone support from its various facilities that perform sales and service functions. The Company generally warrants all of its laser products for a period of one year from the date of shipment. Certain argon lasers carry warranties based on hours of use.

  A high level of customer support is also necessary when providing production instrumentation for the semiconductor industry. Tencor and all distributors of Ultrapointe Systems are responsible for sales, installation, warranty and post-warranty support. Ultrapointe Systems generally carry a one-year warranty from the date of installation or fifteen months from shipment, whichever occurs first. Service contracts are available for system support after the warranty period.

RESEARCH AND DEVELOPMENT

  During fiscal years 1993, 1994, 1995 and the nine months ended March 31, 1996, Uniphase spent $2.0 million, $3.1 million, $3.7 million, and $4.1 million, respectively, on research and development. In fiscal 1995, Uniphase incurred charges totaling $4.5 million for acquired in-process research and development, most of which were incurred in connection with the acquisition of UTP. The Company expects to incur an estimated charge of $4.5 million for acquired in-process research and development in connection with the acquisition of UFP in the quarter ending June 30, 1996. In fiscal 1996, the Company's laser research and development efforts will focus primarily on the continued development of solid state lasers. These programs are supported up to $1.4 million by an award from the Advanced Technologies Program of the Department of Commerce which expires in

December 1996. The Company also has development and licensing agreements with Stanford University and the University of St. Andrews, Scotland which give the Company the right to manufacture and sell certain next generation laser products being developed by these universities. If the Company manufactures such products, it will be required to pay the universities certain royalties based on sales of the products.

  The Company continues to devote substantial research and development resources to its Ultrapointe Systems product line. These efforts focus on the Company's Identifier software product and the enhancement of laser images. In addition to the Identifier, the Company is also exploring a number of methods to improve the resolution of the scanning laser confocal microscopy technique used in the Ultrapointe System and, in particular, the Company is currently working with a leading semiconductor manufacturer to enable the Ultrapointe System to examine semiconductor masks.

  The Company is developing new and enhanced telecommunications equipment products and enhancing its manufacturing capability for telecommunications equipment products. For example, higher performance modulators and transmitters are under development, as are advanced multi-gigabit modulators. In manufacturing, the Company is developing improved CAD design tools and advanced modulator packages. The Company also participates in two national consortia: the Analog Optoelectronics Module Consortium, which seeks to develop new and cost-effective RF and microwave transmitters and receivers, and the National Transparent Optical Network Consortium, which is involved in advanced high capacity WDM fiber optic communications components and networks.

MANUFACTURING

  The Company manufactures its argon laser subsystems and related power supplies at its San Jose, California facility and its He-Ne lasers at its Manteca, California facility. The Company assembles and tests its Ultrapointe Systems and manufactures initial systems of its microlasers at its San Jose, California facility. The Company's modulator products are manufactured at its facility in Bloomfield, Connecticut (where it is expanding a clean room) and its transmitters are manufactured in Chalfont, Pennsylvania. UFP products are manufactured at the Company's facilities in Witney, United Kingdom and Batavia, Illinois. The Company manufactures its Stablelight and Daylight solid state laser subsystems products at its I.E. Optomech Ltd. subsidiary located in the United Kingdom. The Company has purchasing, materials management, assembly, final testing and quality assurance functions at each location for the products that are manufactured at that facility.

  The manufacture of the Company's laser subsystems, Ultrapointe Systems and telecommunications equipment products is a highly complex and precise process, requiring production in a highly controlled environment. The Company maintains a newly expanded 2,000 square foot class 100 clean room in which all Ultrapointe System assembly takes place. Systems are tested and then packaged for direct shipment into a customer's clean room. Changes in the Company's or its suppliers' manufacturing processes or the inadvertent use of defective or contaminated materials by the Company or its suppliers could adversely affect the Company's ability to achieve acceptable manufacturing yields and product reliability. To the extent the Company does not achieve such yields or product reliability, its operating results and customer relationships would be adversely affected.

  The raw materials and sub-components which the Company requires for the manufacture of its products are generally available from several sources. The Company purchases some raw materials and components from single sources, but has no reason to believe it could not purchase such materials and components from alternative sources of supply on comparable terms. The Company obtains all the robotics, workstations, and many optical components used in its Ultrapointe Systems from Equipe Technologies, Silicon Graphics, Inc., and Olympus Corporation, respectively. The Company currently utilizes a sole source for the crystal semiconductor chip sets incorporated in its solid state microlaser products and acquires its pump diodes for use in its solid state laser products from SDL Inc., Opto Power Corporation and GEC. Certain of these companies also manufacture products that compete with those of the Company. The Company obtains lithium niobate wafers and specialized fiber components used in its telecommunications products from primarily Crystal Technology, Inc. and Fujikura

Ltd., respectively. From time to time, the Company has experienced delays in obtaining raw materials and components. However, to date such delays have not materially affected its operations. The Company does not have long-term volume purchase agreements with any of these suppliers, and no assurance can be given that these components will be available in the quantities required by the Company, if at all.

COMPETITION

  The industries in which the Company sells its products are highly competitive. Uniphase's overall competitive position depends upon a number of factors, including the price and performance of its products, the level of customer service and quality of its manufacturing processes, the compatibility of its products with existing laser systems and Uniphase's ability to participate in the growth of emerging technologies, such as solid state lasers. In the argon laser market, Uniphase primarily competes with American Laser, Coherent, Ion Laser Technology, NEC, Omnichrome, Spectra-Physics, Toshiba and Carl Zeiss. In the He-Ne laser market, Uniphase considers Melles-Griot, NEC and Carl Zeiss to be its primary competitors. In the solid state laser markets, Uniphase's competitors include Coherent, Hitachi, IBM, Lightwave, Opto Power Corporation, Philips, SDL, Inc., Siemens and Sony.

  Significant competitive factors in the market for Ultrapointe Systems include specific system performance, cost of ownership, support and infrastructure and the ability to interface to existing automated inspection systems and local area networks. Ultrapointe Systems compete with the following three types of devices: scanning electron microscopes, conventional white light microscopes and laser confocal microscopes. The Company believes that its principal competitors include Amray, Hitachi, JEOL, Kinetek, Kensington, Lasertech, Leica, Nidek, Nikon, Stahl Research and Carl Zeiss.

  Competitive factors in the market for the Company's telecommunications equipment products include price, product performance and reliability, the capability to provide strong customer support and service, customer relationships and the breadth of product line. In this market, the Company faces competition from companies that have substantially greater financial, engineering, research, development, manufacturing, marketing, service and support resources, greater name recognition than the Company and long-standing customer relationships. With respect to modulator products for CATV and telecommunications equipment suppliers, the Company's competitors include AT&T Micro Electronics, Crystal Technology, Inc., Fujitsu, Integrated Optical Components, Ltd. and Sumitomo Cement Opto Electronics Group. With respect to CATV 1550 nm transmitters for supply to OEMs, the Company's competitors include AEL, Harmonic Lightwave, Kablerhydt, Ortel, Synchronous Communications and PAi. Other CATV equipment suppliers may also enter this market. With respect to laser diode products for data communications and local telecommunications equipment suppliers, the Company's competitors include Oz Optics and SDL-Optics as well as larger optoelectronic suppliers such as AMP and Hewlett-Packard. Potential new technologies may also emerge to compete with the Company's products, such as electro-absorption modulators that are being introduced for long-haul telecommunications.

PATENTS AND PROPRIETARY RIGHTS

  The Company holds 30 United States patents and certain corresponding foreign patents on the technologies related to its products and processes. The United States patents expire on dates ranging from 1999 to 2014. The Company has applied for additional patents related to its solid state laser products, its Ultrapointe Systems (three of which were recently issued) and its telecommunications products. The Company has also acquired several patent licenses involving areas such as end-pumped solid state lasers, diode-pumped blue light lasers and waveguides.

  The laser, semiconductor equipment, CATV and telecommunications industries in which the Company sells its products are characterized by frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and competitors of the Company. Such patents could inhibit the Company's ability to develop new products for such markets. From time to time, the Company has received notices claiming that it has infringed third-party patents or other intellectual property rights. While in the past licenses generally have been available to the Company where third-party technology was necessary or useful for the development or production of the Company's products, there can be no assurance that licenses to third-party technology will be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments by the Company of up-front fees, ongoing royalties or a combination thereof. There can be no assurance that such royalty or other terms would not have a significant adverse impact on the Company's operating results. The Company is a licensee of a number of third party technologies and intellectual property rights and is required to pay royalties to these third party licensors on certain of its products, including its Ultrapointe Systems and its solid state lasers. In fiscal 1995 and in the nine months ended March 31, 1996, the Company expensed $1.2 million and $1.2 million, respectively, in license and royalty fees primarily in connection with its gas laser subsystems. In addition, there can be no assurance that third parties will not assert claims against the Company with respect to its existing products or with respect to future products under development by the Company. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company. In the event of an adverse result in any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such licenses would be available to the Company. In the absence of such a license, the Company could be enjoined from future sales of the infringing product or products. In fiscal years 1992 and 1993, the Company incurred substantial legal expenses in connection with a patent infringement action relating to the Company's current gas laser subsystems brought by Spectra-Physics Lasers, Inc. ("Spectra-Physics"). While the Spectra-Physics case has since been settled, no assurance can be given that, in the future, the Company will be able to avoid similar actions by competitors or others or not be forced to initiate its own actions to protect its proprietary position.

BACKLOG

  Backlog consists of written purchase orders for products for which the Company has assigned shipment dates within the following 12 months. As of March 31, 1996 the Company's backlog was approximately $15.7 million, as compared with a backlog of approximately $6.1 million at March 31, 1995. Orders in backlog are firm, but are subject to cancellation or rescheduling by the customer. Because of possible changes in product delivery schedules and cancellation of product orders and because the Company's sales will often reflect orders shipped in the same quarter that they are received, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. Certain of the Company's laser subsystems customers are adopting "just in time" techniques with respect to ordering the Company's products, which will cause the Company to have shorter lead times for providing products. Such shorter lead times are likely to result in lower backlog.

EMPLOYEES

  At March 31, 1996, the Company had a total of 328 full-time employees, including 61 in research, development and engineering, 39 in sales, marketing and services, 189 in manufacturing, and 39 in general management, administration and finance. The Company intends to hire additional personnel during the next 12 months in each of these areas. The Company's future success will depend in part on its ability to attract, train, retain and motivate highly qualified employees, who are in great demand. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage, slowdown or strike. The Company considers its employee relations to be good.

FACILITIES

  On February 8, 1996, the Company acquired two properties in San Jose, California, totaling 109,000 square feet, which includes land, buildings and improvements, for an aggregate purchase price of approximately $11.0 million. One of the properties is the Company's current principal facility occupied under an operating lease which would have expired in August 1998. The Company plans to expand into the additional building. The Company's principal sales, marketing, technical support, administration, and research and development operations as well as manufacturing operations for the argon laser and Ultrapointe products will occupy these facilities. The Company plans to lease any unused space.

  The Company's manufacturing facilities for its He-Ne laser products occupy a 20,000 square foot building in Manteca, California. The building is leased through September 1997. The Company's facilities for its telecommunications equipment products occupy a 33,000 square foot leased building in Bloomfield, Connecticut, where its modulator operations are manufactured and a 18,000 square foot leased building in Chalfont, Pennsylvania where its transmitter operations are manufactured. UFP products are manufactured at the Company's 7,000 square foot facility in Witney, United Kingdom and its 5,000 square foot facility in Batavia, Illinois. Leases for the Bloomfield, Chalfont, Witney and Batavia facilities expire in July 2002 (with a lease extension available through 2007), February 2001, December 2013, and July 1999, respectively. The Company also maintains sales and service offices in both the United Kingdom and Germany to support its European operations.

  The Company anticipates capital expenditures for fiscal 1997 of approximately $4.0 million to support expansion of its current operations, including the expansion into additional facilities.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their respective ages as of the date of this Prospectus are as follows:

   NAME                                   AGE               POSITION
   ----                                   ---               --------
   Kevin N. Kalkhoven....................  52 President, Chief Executive Officer
                                               and Chairman of the Board
   R. Clark Harris.......................  59 President of UTP
   Dan E. Pettit.........................  49 Vice President, Finance and Chief
                                               Financial Officer
   John M. Scott.........................  52 President of Ultrapointe
   Ian T. Jenks..........................  42 President of the Laser Division
   William B. Bridges, Ph.D. (1).........  61 Director
   Robert C. Fink (2)....................  61 Director
   Catherine P. Goodrich (1).............  39 Director
   Stephen C. Johnson (2)................  53 Director
   Anthony R. Muller (1)(2)..............  53 Director
   Wilson Sibbett, Ph.D..................  48 Director

- --------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  Mr. Kalkhoven has been President and Chief Executive Officer of the Company since January 1992, a member of the Board of Directors of the Company since February 1992, and Chairman of the Board since April 1994. From September 1988 to January 1992, Mr. Kalkhoven was President of Demax Software, a systems software company. From 1986 to August 1988, Mr. Kalkhoven was President and Chief Executive Officer of AIDA Corporation, a computer aided engineering company that was acquired in October of 1987 by Teradyne Corporation. Mr. Kalkhoven is a member of the Board of Directors of Network Express, a manufacturer of telecommunications equipment.

  Mr. Harris joined the Company in May 1995, as President of UTP. Prior to joining the Company, Mr. Harris held several executive positions with United Technologies Corporation, most recently as General Manager of United Technologies Technology Center from 1990 to March 1995. From 1987 to 1989, Mr. Harris served as Senior Vice President of Sikorsky Aircraft Division.

  Mr. Pettit joined the Company as Corporate Controller in March 1986 and has been Vice President of Finance since November 1986. In June 1994, he became the Company's Chief Financial Officer. Prior to joining the Company, Mr. Pettit held the positions of Group Controller and Division Controller at Burroughs Corporation, where he was employed from 1983 to 1986.

  Mr. Scott joined the Company as President of Ultrapointe in April 1994. Before joining the Company, Mr. Scott held numerous executive positions at companies in the semiconductor equipment industry, most recently as Vice President of Sales and Service at Tencor Instruments, a manufacturer of wafer defect inspection systems, where he was employed from 1987 to 1994.

  Mr. Jenks joined the Company as President of the Laser Division in August 1995. Before joining the Company, Mr. Jenks had been serving as a consultant to the Company since February 1995. Mr. Jenks was the founder and Chief Executive Officer of I.E. Optomech Ltd., a solid state laser company, until its acquisition by Uniphase in July 1995. Prior to founding I.E. Optomech, he was the Chief Executive Officer of the International Projects Division of the management consulting firm Ingersol Engineers, Inc.

  Dr. Bridges has been a member of the Company's Board of Directors since May 1986. He has been a Professor of Electrical Engineering and Applied Physics at the California Institute of Technology since June 1977 and the Carl F. Braun Professor of Engineering since 1983. Dr. Bridges served as President of the Optical Society of America, a nonprofit professional society, in 1988.

  Mr. Fink has been a member of the Company's Board of Directors since April 1995. Mr. Fink has served as Senior Vice President of Lam Research since October 1995. From July 1993 to October 1995, Mr. Fink served as Chief Operating Officer of Lam Research, following its acquisition of Drytek, Inc., where he had served as President since 1988. From 1984 to 1988, Mr. Fink served as Director of VLSI Operations for ITT Corporation's Semiconductor Division. Mr. Fink also currently serves on the board of directors of Consilium Corporation, a publicly held software manufacturer for the pharmaceutical and semiconductor industries.

  Ms. Goodrich has been a member of the Company's Board of Directors since January 1994. Ms. Goodrich is President of Goodrich Ventures, Inc., a consulting firm specializing in business development of early stage electronics companies since June 1992. Prior to establishing her own firm, Ms. Goodrich was a general partner in Oak Investment Partners, a venture capital group, from 1981 to 1992. Ms. Goodrich also serves on the board of directors of Etec Corporation, San Disk Corporation and Zitel Corporation, all publicly held companies, as well as on the board of directors of several privately held companies.

  Mr. Johnson has been a member of the Company's Board of Directors since April 1984. He has been President and Chief Executive Officer of Komag Incorporated, a publicly held supplier of high density computer disks, since 1983. Mr. Johnson also is a director of 3Com Corporation, a local area network company.

  Mr. Muller has been a member of the Company's Board of Directors since September 1984. Since November 1990, Mr. Muller has served as Senior Vice President of Operations and Administration and Chief Financial Officer of Centigram Communications Corporation, a supplier of telecommunications systems. From March 1985 to July 1990, Mr. Muller was Vice President of Finance and Chief Financial Officer of Silicon Valley Group, Inc., a manufacturer of production processing systems for the semiconductor industry.

  Professor Sibbett has been a member of the Company's Board of Directors since February 1995. Professor Sibbett has been Director of Research for the School of Physics and Astronomy at the University of St. Andrews in Scotland since 1994. Since 1985, Professor Sibbett has been the head of the School of Physics and Astronomy at the University of St. Andrews. Professor Sibbett has been a member of the Science and Engineering Research Council ("SERC") of the Department of Trade and Industry since 1986 and served as chairman of the SERC Laser Committee from 1992 to 1994.

  All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of May 20, 1996, and as adjusted to reflect the Stock Split and the sale of the 2,000,000 shares of Common Stock offered hereby by the Company, by (i) all persons who are beneficial owners of five percent (5%) or more of the Company's Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and each of the other executive officers with annual compensation in excess of $100,000 for fiscal year 1995, and (iv) all current directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable.

                                                        PERCENTAGE
                                      NUMBER OF   BENEFICIALLY OWNED (2)
                                        SHARES    ---------------------------
                                     BENEFICIALLY   BEFORE           AFTER
BENEFICIAL OWNER                      OWNED (1)    OFFERING        OFFERING
- ----------------                     ------------ -----------     -----------
Kopp Investment Advisors, Inc. .....  1,162,064             8.4%            7.3%
 6600 France Avenue South
 Suite 672
 Edina, MN 55435
The Prudential Insurance Company of   1,012,600             7.3             6.4
 America............................
 Prudential Plaza
 Newark, New Jersey 07102-3777
Kevin N. Kalkhoven (3)..............    437,750             3.1             2.7
Dan E. Pettit (4)...................    120,408               *               *
John M. Scott (5)...................     65,131               *               *
Ian T. Jenks........................     60,000               *               *
Stephen C. Johnson (6)..............     51,636               *               *
Anthony R. Muller (7)...............     49,708               *               *
William B. Bridges (8)..............     40,684               *               *
Catherine P. Goodrich (9)...........     25,312               *               *
R. Clark Harris (10)................     20,380               *               *
Wilson Sibbett (11).................      6,250               *               *
Robert Fink.........................         --              --              --
All officers and directors as a         877,259             6.1             5.3
 group (11 persons) (12)............

- --------
 * Less than 1% of the outstanding Common Stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 20, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.
 (2) Percentage of ownership is based on 13,814,264 shares of Common Stock outstanding on May 20, 1996.
 (3) Includes 427,500 shares subject to stock options exercisable as of July 19, 1996.
 (4) Includes 115,032 shares subject to stock options exercisable as of July 19, 1996.
 (5) Includes 59,375 shares subject to stock options exercisable as of July 19, 1996.
 (6) Includes 5,312 shares subject to stock options exercisable as of July 19, 1996.
 (7) Includes 3,312 shares subject to stock options exercisable as of July 19, 1996 and 4,380 shares held by Lesley Muller, Mr. Muller's daughter.
 (8) Includes 5,312 shares subject to stock options exercisable as of July 19, 1996.
 (9) Includes 25,312 shares subject to stock options exercisable as of July 19, 1996.
(10) Includes 20,380 shares subject to stock options exercisable as of July 19, 1996.
(11) Includes 6,250 shares subject to stock options exercisable as of July 19, 1996.
(12) Includes an aggregate of 667,785 shares subject to stock options exercisable as of July 19, 1996.

                                 UNDERWRITING

  Montgomery Securities, Alex. Brown & Sons Incorporated, Unterberg Harris and Josephthal Lyon & Ross Incorporated (the "Underwriters") have agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                        NUMBER
   UNDERWRITERS                                                        OF SHARES
   ------------                                                        ---------
   Montgomery Securities..............................................
   Alex. Brown & Sons Incorporated....................................
   Unterberg Harris...................................................
   Josephthal Lyon & Ross Incorporated................................
                                                                       ---------
       Total.......................................................... 2,000,000
                                                                       =========

  The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession
of not more than $   per share; and the Underwriters may allow, and such
dealers may reallow, a concession of not more than $   per share to certain
other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  All of the directors and executive officers of the Company holding an aggregate of 877,259 shares of Common Stock (plus an additional approximately 86,658 shares of Common Stock exercisable under stock options vested as of 90 days from the date of this Prospectus) have agreed that they will not, without the prior written consent of Montgomery Securities, directly or indirectly,
(1) offer, pledge, sell, contract to sell (including, without limitation, any short sale), sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock owned directly by such party or with respect to which such party has or acquires beneficial ownership or (2) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or publicly announce the intention to do any of the foregoing, for a period of 90 days after the date of this Prospectus. Montgomery Securities may, in its sole discretion, at any time without prior notice, release all or any portion of the securities held by the Company's directors and executive officers from the aforementioned restrictions. The Company has agreed in the Underwriting Agreement that, without the prior written consent of Montgomery Securities (which consent may be withheld at the sole discretion of Montgomery Securities), it will not (other than pursuant to the Company's 1993 Employee Stock Purchase Plan or pursuant to options under the Company's Amended and Restated 1993 Flexible Stock Incentive Plan) issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with the Company's Common Stock or other equity securities for a period of 90 days after the first date that any shares of Common Stock are released for sale in this offering.

  In connection with this offering, the Underwriters and selling group members, if any, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Passive marketing making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period. Purchases by the passive market maker must be discontinued for any day on which such limit is reached. Passive market making may stabilize the market price for the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. Certain legal matters in connection with the offering will be passed on for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of the Company as of June 30, 1995 and 1994 and for each of the three years in the period ended June 30, 1995 and the combined financial statements of GCA Fibreoptics Ltd. and Fiberoptic Alignment Solutions, Inc. as of October 31, 1995 and 1994 and for the years then ended, appearing in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                              UNIPHASE CORPORATION

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
  Consolidated Balance Sheets.............................................. F-3
  Consolidated Statements of Operations.................................... F-4
  Consolidated Statements of Stockholders' Equity.......................... F-5
  Consolidated Statements of Cash Flows.................................... F-6
  Notes to Consolidated Financial Statements............................... F-7

          GCA FIBREOPTICS LTD. & FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

Report of Ernst & Young LLP, Independent Auditors.........................  F-18
  Combined Balance Sheets.................................................  F-19
  Combined Statements of Operations.......................................  F-20
  Combined Statements of Cash Flows.......................................  F-21
  Notes to Combined Financial Statements..................................  F-22
Unaudited Interim Condensed Combined Balance Sheets.......................  F-27
Unaudited Interim Condensed Combined Statements of Operations and Retained
 Earnings.................................................................  F-28
Unaudited Interim Condensed Combined Statements of Cash Flows.............  F-29
Notes to Unaudited Interim Condensed Combined Financial Statements........  F-30

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Uniphase Corporation

  We have audited the accompanying consolidated balance sheets of Uniphase Corporation as of June 30, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Uniphase Corporation at June 30, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Jose, California
July 31, 1995

                              UNIPHASE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                      JUNE 30,       MARCH 31,
                                                   ---------------- -----------
                                                    1994     1995      1996
                                                   -------  ------- -----------
                                                                    (UNAUDITED)
                      ASSETS
Current assets:
  Cash and cash equivalents....................... $ 3,048  $ 2,880   $18,581
  Short-term investments..........................  11,167    4,679    18,287
  Accounts receivable, less allowances for
   doubtful accounts of $100 at June 30, 1994,
   $164 at June 30, 1995 and $234 at March 31,
   1996...........................................   4,314    8,793    12,824
  Inventories.....................................   3,359    5,478     8,810
  Deferred income taxes and other current assets..   1,377    2,367     2,215
                                                   -------  -------   -------
    Total current assets..........................  23,265   24,197    60,717
Long-term investments.............................     --       --     14,900
Property, plant, and equipment, net...............   2,260    3,452    17,019
Intangible assets.................................     605    3,178     3,002
Other assets......................................      84    1,083     1,062
                                                   -------  -------   -------
    Total assets.................................. $26,214  $31,910   $96,700
                                                   =======  =======   =======
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................ $ 1,228  $ 2,249   $ 3,308
  Accrued payroll and related expenses............   1,770    1,965     2,722
  Other accrued expenses..........................   1,192    2,667     3,654
  Current portion of capital lease obligations....     132      --        --
                                                   -------  -------   -------
    Total current liabilities.....................   4,322    6,881     9,684
Deferred income taxes.............................     561      --        --
Other non-current liabilities.....................     --       221       171
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.001 par value:
   1,000,000 shares authorized, none issued and
    outstanding...................................     --       --        --
  Common stock, $0.001 par value:
   Authorized shares--20,000,000 Issued and
   outstanding shares-- 8,812,908 at June 30,
   1994, 9,515,604 at June 30, 1995 and 13,694,138
   at March 31, 1996..............................       8       10        14
  Additional paid-in capital......................  13,093   15,751    72,188
  Stock purchase notes receivable.................     (18)     --        --
  Retained earnings...............................   8,223    8,958    14,619
  Net unrealized gain (loss) on securities avail-
   able-for-sale..................................      11      --        (11)
  Foreign currency translation adjustment.........      14       89        35
                                                   -------  -------   -------
    Total stockholders' equity....................  21,331   24,808    86,845
                                                   -------  -------   -------
    Total liabilities and stockholders' equity.... $26,214  $31,910   $96,700
                                                   =======  =======   =======

          See accompanying notes to consolidated financial statements

                              UNIPHASE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            NINE MONTHS ENDED
                                  YEARS ENDED JUNE 30,          MARCH 31,
                                 -------------------------  ------------------
                                  1993     1994     1995      1995      1996
                                 -------  -------  -------  --------  --------
                                                               (UNAUDITED)
Net sales....................... $27,314  $32,922  $42,282  $ 30,146  $ 47,342
Cost of sales...................  17,870   20,067   24,113    17,378    25,102
                                 -------  -------  -------  --------  --------
  Gross profit..................   9,444   12,855   18,169    12,768    22,240
Operating expenses:
  Research and development......   1,986    3,058    3,710     2,707     4,093
  Royalty and license...........     986    1,212    1,172       995     1,205
  Selling, general, and
   administrative...............   5,417    5,693    7,355     5,176     8,942
  Infrequent or unusual charges:
   Acquired in-process research
    and development.............     --       --     4,460       --        --
   Loss on sale of product line.     --       --       891       --        --
   Litigation...................   2,381     (355)     --        --        --
                                 -------  -------  -------  --------  --------
Total operating expenses........  10,770    9,608   17,588     8,878    14,240
                                 -------  -------  -------  --------  --------
  Income (loss) from operations.  (1,326)   3,247      581     3,890     8,000
Interest income.................      84      274      487       385     1,014
Interest expense................     (60)     (37)     (25)      (24)      (20)
Other income (expense), net.....     115      (25)      88        43      (107)
                                 -------  -------  -------  --------  --------
  Income (loss) before income
   taxes........................  (1,187)   3,459    1,131     4,294     8,887
Income tax expense (benefit)....    (389)   1,228      396     1,588     3,226
                                 -------  -------  -------  --------  --------
Net income (loss)............... $  (798) $ 2,231  $   735  $  2,706  $  5,661
                                 =======  =======  =======  ========  ========
Net income (loss) per share..... $ (0.14) $  0.27  $  0.07  $   0.27  $   0.44
                                 =======  =======  =======  ========  ========
Shares used in per share
 calculation....................   5,510    8,274   10,082     9,966    12,962
                                 =======  =======  =======  ========  ========


          See accompanying notes to consolidated financial statements.

                              UNIPHASE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                      STOCK                 NET       FOREIGN
                          COMMON STOCK   ADDITIONAL  PURCHASE            UNREALIZED  CURRENCY
                          --------------  PAID-IN      NOTE    RETAINED   GAIN ON   TRANSLATION
                          SHARES  AMOUNT  CAPITAL   RECEIVABLE EARNINGS  SECURITIES ADJUSTMENT   TOTAL
                          ------  ------ ---------- ---------- --------  ---------- ----------- -------
Balance at July 1, 1992.   5,076   $ 6    $   749     $(166)   $ 6,789      $--        $ 49     $ 7,427
 Repurchase of common
  stock.................      (4)  --          (8)      --         --        --         --           (8)
 Issuance of common
  stock for minority
  interest in
  Ultrapointe...........      86   --         207       --         --        --         --          207
 Net loss...............     --    --         --        --        (797)      --         --         (797)
 Foreign currency
  translation
  adjustment............     --    --         --        --         --        --         (98)        (98)
                          ------   ---    -------     -----    -------      ----       ----     -------
Balance at June 30,
 1993...................   5,158     6        948      (166)     5,992       --         (49)      6,731
 Repurchase of common
  stock.................      (6)  --          (8)      --         --        --         --           (8)
 Exercise of stock
  options and related
  tax benefits..........     352   --         695       --         --        --         --          695
 Common stock issued
  upon initial public
  offering, net of
  issuance costs........   3,308     2     11,458       --         --        --         --       11,460
 Repayment of stock
  purchase note.........     --    --         --        148        --        --         --          148
 Net income.............     --    --         --        --       2,231       --         --        2,231
 Net unrealized gain on
  securities available-
  for-sale..............     --    --         --        --         --         11        --           11
 Foreign currency
  translation
  adjustment............     --    --         --        --         --        --          63          63
                          ------   ---    -------     -----    -------      ----       ----     -------
Balance at June 30,
 1994...................   8,812     8     13,093       (18)     8,223        11         14      21,331
 Exercise of stock
  options and related
  tax benefits..........     704     2      2,658       --         --        --         --        2,660
 Repayment of stock
  purchase note.........     --    --         --         18        --        --         --           18
 Net income.............     --    --         --        --         735       --         --          735
 Net realized gain on
  securities available-
  for-sale..............     --    --         --        --         --        (11)       --          (11)
 Foreign currency
  translation
  adjustment............     --    --         --        --         --        --          75          75
                          ------   ---    -------     -----    -------      ----       ----     -------
Balance at June 30,
 1995...................   9,516    10     15,751       --       8,958       --          89      24,808
 Exercise of stock
  options and related
  tax benefits
  (unaudited)...........     522   --       3,629       --         --        --         --        3,629
 Common stock issued
  upon public offering,
  net of issuance costs
  (unaudited)...........   2,990     3     40,526       --         --        --         --       40,529
 Common stock issued to
  Tencor net of issuance
  costs (unaudited).....     666     1     12,282       --         --        --         --       12,283
 Net income (unaudited).     --    --         --        --       5,661       --         --        5,661
 Net unrealized gain on
  securities available-
  for-sale (unaudited)       --    --         --        --         --        (11)       --          (11)
 Foreign currency
  translation adjustment
  (unaudited)...........     --    --         --        --         --        --         (54)        (54)
                          ------   ---    -------     -----    -------      ----       ----     -------
Balance at March 31,
 1996 (unaudited).......  13,694   $14    $72,188     $ --     $14,619      $(11)      $ 35     $86,845
                          ======   ===    =======     =====    =======      ====       ====     =======

          See accompanying notes to consolidated financial statements.

                              UNIPHASE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           NINE MONTHS ENDED
                                 YEARS ENDED JUNE 30,          MARCH 31,
                               --------------------------  -------------------
                                1993     1994      1995      1995      1996
                               ------  --------  --------  --------  ---------
                                                              (UNAUDITED)
OPERATING ACTIVITIES
 Net income (loss)............ $ (798) $  2,231  $    735  $  2,706  $   5,661
 Adjustments to reconcile net
  income (loss) to net cash
  provided by operating
  activities:
  Depreciation and
   amortization...............    872       941     1,154       819      1,435
  (Gain) loss on disposal of
   fixed assets...............     43         5       (18)      --         --
  Acquired in-process research
   and development............    --        --      4,460       --         --
  Undistributed earnings of
   affiliate..................    --        --       (114)      --         --
  Change in deferred income
   taxes, net.................   (360)      179    (2,188)      --         --
  Loss on sale of product
   line.......................    --        --        891       --         --
 Change in operating assets
  and liabilities:
  Accounts receivable.........   (306)     (754)   (3,286)   (2,623)    (4,031)
  Inventories.................   (238)     (788)   (1,244)     (760)    (3,332)
  Other current assets........      5      (259)     (391)     (442)       152
  Accounts payable, accrued
   liabilities, income tax
   payable and other..........    923       286     3,221     1,729      2,717
                               ------  --------  --------  --------  ---------
    Net cash provided by
     operating activities.....    141     1,841     3,220     1,429      2,602
                               ------  --------  --------  --------  ---------
INVESTING ACTIVITIES
 Notes receivable from related
  parties.....................    --        133       --        --         --
 Purchase of available-for-
  sale investments............    --    (11,156)  (10,604)   (9,582)   (36,731)
 Sale of available-for-sale
  investments.................    --        --     17,081     9,440      8,212
 Investment in I.E. Optomech
  Ltd.........................    --       (528)      (12)     (109)      (238)
 Acquisition of net assets of
  United Technologies
  Photonics, Inc..............    --        --     (8,747)      --         --
 Acquisition of licenses......    --        --       (600)      --         --
 Proceeds from sale of product
  line........................    --        --        375       --         --
 Purchase of property, plant
  and equipment...............   (650)   (1,065)   (1,808)   (1,481)   (14,665)
 Decrease (increase) in other
  assets......................     79        (3)       17         4         21
                               ------  --------  --------  --------  ---------
    Net cash used in investing
     activities...............   (571)  (12,619)   (4,298)   (1,728)   (43,401)
                               ------  --------  --------  --------  ---------
FINANCING ACTIVITIES
 Repurchase of common stock...     (8)       (8)      --        --         --
 Repayment of stock purchase
  note........................    --        148        18       --         --
 Proceeds from issuance of
  common stock................    --     11,759     1,024     1,797     56,500
 Principal payments on capital
  lease obligations...........   (160)     (107)     (132)      (98)       --
                               ------  --------  --------  --------  ---------
    Net cash provided by (used
     in) financing activities.   (168)   11,792       910     1,699     56,500
                               ------  --------  --------  --------  ---------
Increase (decrease) in cash
 and cash equivalents.........   (598)    1,014      (168)    1,400     15,701
Cash and cash equivalents at
 beginning of period..........  2,632     2,034     3,048     3,048      2,880
                               ------  --------  --------  --------  ---------
Cash and cash equivalents at
 end of period................ $2,034  $  3,048  $  2,880  $  4,448  $  18,581
                               ======  ========  ========  ========  =========

          See accompanying notes to consolidated financial statements.

                             UNIPHASE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE
        NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

NOTE 1. BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Business Activities.

  Uniphase Corporation (the "Company" or "Uniphase") designs, develops, manufactures and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products. Uniphase operates three manufacturing facilities in the United States (in San Jose and Manteca, California, and Bloomfield, Connecticut). The Company's laser division designs, develops, manufactures and markets laser subsystems for a broad range of OEM applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment. Uniphase's domestic wholly-owned subsidiary, Ultrapointe Corporation, designs, develops, manufactures and markets advanced laser-based systems for semiconductor wafer defect examination and analysis. In May 1994, the Company acquired a 49% equity position in I.E. Optomech, an optoelectronics company located in the United Kingdom. The Company increased its ownership percentage on May 1, 1995 to 51.5% through an additional equity investment and on July 1, 1995, purchased the remaining equity interest. In May 1995, Uniphase acquired United Technologies Photonics, Inc., which designs, develops, manufactures and markets high-speed external modulators and transmitters for fiber optic networks in the CATV and long-haul telecommunications industries, and which is being operated as a Uniphase subsidiary, Uniphase Telecommunications Products, Inc. ("UTP"). At the end of fiscal 1995, the Company sold the net assets of its diode laser product line, which was previously operated in a Los Angeles facility. Uniphase also has wholly-owned subsidiaries in Germany and the United Kingdom to market and service its products in Europe.

 Basis of Presentation.

  The consolidated financial statements include Uniphase, its wholly-owned subsidiaries, I.E. Optomech subsequent to obtaining controlling interest on May 1, 1995 and UTP subsequent to its purchase by the Company on May 15, 1995. All significant intercompany accounts and transactions have been eliminated. Amounts applicable to the minority interest of I.E. Optomech are insignificant.

 Cash, Cash Equivalents, and Short-term Investments.

  Uniphase considers all liquid investments with maturities of ninety days or less when purchased to be cash equivalents. The Company's short-term investments have maturities of one year or less. The Company's securities are classified as available-for-sale and are recorded at fair value. Fair value is based upon quoted market prices on the last day of the fiscal year. The cost of debt securities sold is based on the specific identification method. Unrealized gains and losses are reported as a separate component of stockholders' equity. Gross realized gains and losses are included in interest income and have not been material. The Company's investments consist of the following:

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

                                                      JUNE 30, 1994
                                         ---------------------------------------
                                                   GROSS      GROSS    ESTIMATED
                                                 UNREALIZED UNREALIZED   FAIR
                                          COST     GAINS      LOSSES     VALUE
                                         ------- ---------- ---------- ---------
                                                    (IN THOUSANDS)
Municipal bonds......................... $ 7,156    $--        $--      $ 7,156
Auction instruments.....................   4,000     11         --        4,011
Money market instruments................   1,439     --         --        1,439
Certificate of deposits.................     503     --         --          503
                                         -------    ---        ---      -------
                                         $13,098    $11        $--      $13,109
                                         =======    ===        ===      =======
Included in cash and cash equivalents... $ 1,942    $--        $--      $ 1,942
Included in short-term investments......  11,156     11         --       11,167
                                         -------    ---        ---      -------
                                         $13,098    $11        $--      $13,109
                                         =======    ===        ===      =======
                                                      JUNE 30, 1995
                                         ---------------------------------------
                                                   GROSS      GROSS    ESTIMATED
                                                 UNREALIZED UNREALIZED   FAIR
                                          COST     GAINS      LOSSES     VALUE
                                         ------- ---------- ---------- ---------
                                                     (IN THOUSANDS)
Auction instruments..................... $ 3,000    $--        $--      $ 3,000
Municipal bonds.........................   1,679     --         --        1,679
Certificate of deposits.................   1,003     --         --        1,003
Money market instruments................     549     --         --          549
                                         -------    ---        ---      -------
                                         $ 6,231    $--        $--      $ 6,231
                                         =======    ===        ===      =======
Included in cash and cash equivalents... $ 1,552    $--        $--      $ 1,552
Included in short-term investments......   4,679     --         --        4,679
                                         -------    ---        ---      -------
                                         $ 6,231    $--        $--      $ 6,231
                                         =======    ===        ===      =======

 Inventories.

  Inventories are valued at the lower of cost (first-in, first-out method) or market. The components of inventory consist of the following:

                                                           JUNE 30,
                                                         ------------- MARCH 31,
                                                          1994   1995    1996
                                                         ------ ------ ---------
                                                             (IN THOUSANDS)
Finished goods.......................................... $  948 $2,043  $1,818
Work in process.........................................    969  1,072   2,992
Raw materials and purchased parts.......................  1,442  2,363   4,000
                                                         ------ ------  ------
                                                         $3,359 $5,478  $8,810
                                                         ====== ======  ======

 Property, Plant and Equipment.

  Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized by the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. The components of property, plant and equipment are as follows:

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

                                                             JUNE 30,
                                                          ------------- MARCH 31
                                                           1994   1995    1996
                                                          ------ ------ --------
                                                              (IN THOUSANDS)
Land..................................................... $  --  $  --  $ 3,816
Building and improvements................................    --     --    7,728
Manufacturing equipment..................................  3,823  4,944   9,726
Furniture, fixtures and office equipment.................  2,243  2,887   3,277
Leasehold improvements...................................    371    556     364
                                                          ------ ------ -------
                                                           6,437  8,387  24,911
Less: accumulated depreciation and amortization..........  4,177  4,935   7,892
                                                          ------ ------ -------
                                                          $2,260 $3,452 $17,019
                                                          ====== ====== =======

 Concentration of Credit Risk.

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade receivables. The Company places its cash equivalents and short-term investments with high credit-quality financial institutions. The Company invests its excess cash primarily in auction instruments, municipal bonds and certificates of deposits. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company sells primarily to customers involved in the application of laser technology or the manufacture of semiconductors. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company provides reserves for potential credit losses, and such losses and yearly provisions have not been significant and have been within management's expectations.

 Foreign Currency Translation.

  Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using average rates of exchange prevailing during the year. The translation adjustment resulting from this process is shown separately as a component of stockholders' equity. Foreign currency transaction gains and losses are not material and are included in the determination of net income.

 Revenue Recognition.

  Revenue from the sale of products is generally recognized upon shipment. Revenue on the shipment of Ultrapointe Systems on evaluation is deferred until customer acceptance. The Company provides for the estimated cost to repair products under warranty at the time of sale.

  Revenues from UTP's research contracts are recognized on the percentage-of-completion method, measured by costs incurred to date to estimated total costs for each contract. Under this method, revenues are recognized as various stages of research contracts are completed. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

  The Company is party to certain research and development contracts with third parties whereby the Company is obligated to spend certain specified amounts over periods ranging from two to three years on certain research and development activities and will be reimbursed by the third party participants for a portion of such expenditures. During fiscal 1995, the Company earned reimbursements of $245,000 in connection with these contracts which were recorded as credits to research and development expense. The corresponding amounts during fiscal 1994 were insignificant. At June 30, 1995, a total of approximately $4.6 million remains to be

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

expended under these contracts for which the Company will receive reimbursements of approximately $2.2 million. The research activities covered by the contracts are complementary to the Company's own research and development activities. At the end of the contracts, the Company will own or have access to the technology developed in connection with the contracts.

 Income Taxes

  Income taxes are calculated under the provisions of Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." Under FAS 109, the liability method is used in accounting for income taxes which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

 Net Income (Loss) Per Share.

  Net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares from stock options using the treasury stock method. Since fully diluted earnings per share differs from primary earnings per share by less than 3%, only primary earnings per share is shown below. Shares and net income used in the per share computations are as follows:

                                                               NINE MONTHS ENDED
                                         YEAR ENDED JUNE 30,       MARCH 31,
                                         --------------------- -----------------
                                          1993    1994   1995    1995     1996
                                         ------  ------ ------ -------- --------
                                                     (IN THOUSANDS)
Weighted average common shares..........  5,076   7,276  9,108    9,004   11,854
SAB 83 shares...........................    434     --     --       --       --
Stock options...........................    --      998    974      962    1,108
                                         ------  ------ ------ -------- --------
  Total.................................  5,510   8,274 10,082    9,966   12,962
                                         ======  ====== ====== ======== ========
Net income.............................. $ (798) $2,231 $  735 $  2,706 $  5,661
                                         ======  ====== ====== ======== ========
Net income per share.................... $(0.14) $ 0.27 $ 0.07 $   0.27 $   0.44
                                         ======  ====== ====== ======== ========

  Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common equivalent shares issued by the Company at prices below the initial public offering price during the 12-month period prior to the offering have been included in the fiscal 1993 calculation (using the treasury stock method and the initial public offering price of $4.00 per share).

 Reclassifications.

  Certain reclassifications, relating to geographic sales information, have been made to the fiscal 1994 and fiscal 1993 presentation to conform to the fiscal 1995 presentation.

NOTE 2. OTHER ACCRUED EXPENSES

  The components of other accrued expenses are as follows:

                                                          JUNE 30,
                                                       ---------------
                                                                       MARCH 31,
                                                        1994    1995     1996
                                                       ------- ------- ---------
                                                       (IN THOUSANDS)
Royalties payable..................................... $   442 $   435  $  830
Warranty reserve......................................     172     385     510
Other accrued liabilities.............................     578   1,847   2,314
                                                       ------- -------  ------
                                                       $ 1,192 $ 2,667  $3,654
                                                       ======= =======  ======

                              UNIPHASE CORPORATION

             (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

NOTE 3. INCOME TAXES

  The expense (benefit) for income taxes consists of the following:

                                                           YEAR ENDED JUNE 30,
                                                           --------------------
                                                           1993    1994   1995
                                                           -----  ------ ------
                                                             (IN THOUSANDS)
Federal:
  Current................................................. $ (60) $  806 $1,967
  Deferred................................................  (285)    173 (1,688)
                                                           -----  ------ ------
                                                            (345)    979    279
State:
  Current.................................................    13     196    550
  Deferred................................................   (75)      6   (500)
                                                           -----  ------ ------
                                                             (62)    202     50
Foreign:
  Current.................................................    18      47     67
                                                           -----  ------ ------
    Income tax expense (benefit).......................... $(389) $1,228 $  396
                                                           =====  ====== ======

  A reconciliation of the income tax expense (benefit) at the federal statutory rate to the income tax expense (benefit) at the effective tax rate is as follows:

                                                          YEAR ENDED JUNE 30,
                                                        -----------------------
                                                         1993    1994     1995
                                                        ------  -------  ------
                                                           (IN THOUSANDS)
Income taxes (benefit) computed at federal statutory
 rate.................................................. $ (404) $ 1,176  $ 385
State taxes, net of federal benefit....................    (41)     133     33
Foreign taxes on income................................     18       47     (7)
Research, development, and foreign tax credits.........    --      (132)   (15)
Other..................................................     38        4    --
                                                        ------  -------  -----
                                                        $ (389) $ 1,228  $ 396
                                                        ======  =======  =====

  The components of deferred taxes consist of the following:

                                                            YEAR ENDED JUNE 30,
                                                          ----------------------
                                                            1994        1995
                                                          ---------  -----------
                                                            (IN THOUSANDS)
Deferred tax assets:
  State taxes............................................ $     64   $       186
  Accrued legal expenses.................................       69            36
  Inventory reserve......................................      188           234
  Vacation accruals......................................      120           128
  Intangibles and acquired in-process research and
   development...........................................      --          1,760
  Warranty reserve.......................................       69           139
  Diode laser product line write-off.....................      --            257
  Other accruals not deductible for tax..................       45            74
                                                          --------   -----------
    Total deferred tax assets............................      555         2,814
Deferred tax liabilities:
  Tax over book depreciation.............................       88            19
  Interest charge DISC commission........................      473           613
                                                          --------   -----------
    Total deferred tax liabilities.......................      561           632
                                                          --------   -----------
    Total net deferred tax assets (liabilities).......... $     (6)  $     2,182
                                                          ========   ===========

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

  The Company believes that net deferred tax assets are more likely than not to be realized from the Company's ongoing operations. Thus, no valuation allowance is deemed necessary. Cumulative undistributed earnings of Uniphase's foreign subsidiaries were approximately $110,000, $99,000 and $282,000 at June 30, 1993, 1994 and 1995, respectively. These amounts have been permanently reinvested, and accordingly, no provision for federal and state income taxes has been provided thereon. The tax benefit associated with exercises of stock options reduced taxes currently payable by $346,000 and $1,636,000 for the years ended June 30, 1994 and 1995, respectively. Such benefits are credited to additional paid-in capital when realized. For the nine-month periods ended March 31, 1995 and 1996, income taxes were provided based on the estimated annual effective tax rates for such years which were 37% and 36%, respectively.

NOTE 4. LINE OF CREDIT

  The Company has a $5.0 million revolving bank line of credit that expires on November 1, 1996. Advances under the line of credit bear interest at the bank's prime rate (9% at June 30, 1995 and 8.25% at March 31, 1996) and are secured by inventories and accounts receivable. Under the terms of the line of credit agreement, the Company is required to maintain certain minimum working capital, net worth, profitability levels and other specific financial ratios. In addition, the agreement prohibits the payment of cash dividends and contains certain restrictions on the Company's ability to borrow money or purchase assets or interests in other entities without the prior written consent of the bank. There were no borrowings under the line of credit at June 30, 1995 or March 31, 1996.

NOTE 5. LEASE COMMITMENTS

  Uniphase leases manufacturing and office space primarily in San Jose and Manteca, California and Bloomfield, Connecticut under noncancelable operating leases expiring at various dates through August 1998 and containing certain renewal options ranging from one to four years. Future minimum commitments for noncancelable operating leases are as follows which excludes $221,000 accrued at June 30, 1995 for vacated space upon sale of a product line:

                                                                    OPERATING
                                                                      LEASES
                                                                  --------------
                                                                  (IN THOUSANDS)
   1996..........................................................     $  833
   1997..........................................................        678
   1998..........................................................        351
   1999..........................................................         55
                                                                      ------
   Total minimum lease payments..................................     $1,917
                                                                      ======

  Rental expense for operating leases for the years ended June 30, 1993, 1994 and 1995 amounted to approximately $539,000, $530,000 and $605,000, respectively.

NOTE 6. EMPLOYEE BENEFIT PLAN

  Uniphase has an employee 401(k) salary deferral plan, covering all domestic employees. Employees may make contributions by withholding a percentage of their salary up to $9,240 per year. Company contributions consist of $.25 per dollar contributed by the employees with at least six months of service. Company contributions were approximately $85,000, $100,000 and $131,000 for the years ended June 30, 1993, 1994, and 1995, respectively.

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

NOTE 7. STOCK OPTION PLANS

  As of June 30, 1995, Uniphase has reserved 3,044,000 shares of common stock for future issuance to employees, directors and consultants under its 1984 Amended and Restated Stock Option Plan (the "1984 Option Plan") and 1993 Flexible Stock Incentive Plan (the "1993 Option Plan"). The existing reserve includes an additional 700,000 shares, approved by the Board of Directors during fiscal 1995, that have been reserved for issuance under the 1993 Option Plan pending stockholder approval. The Board of Directors has the authority to determine the type of option and the number of shares subject to option. The exercise price cannot be less than the fair value at the date of grant. Options generally become exercisable over a four-year period and, if not exercised, expire from five to ten years from the date of grant. The following table summarizes option activity through June 30, 1995:

                                                OPTIONS OUTSTANDING
                                     ------------------------------------------
                                      SHARES                          AGGREGATE
                                     AVAILABLE  NUMBER      PRICE     EXERCISE
                                     FOR GRANT OF SHARES  PER SHARE     PRICE
                                     --------- --------- ------------ ---------
                                       (IN THOUSANDS, EXCEPT PRICE PER SHARE)
Balance at June 30, 1992............     586     1,598   $ 0.62-$1.80  $ 1,976
  Granted...........................    (258)      258   $ 1.60-$2.40      466
  Exchanged.........................     (54)       54   $       0.46       25
  Canceled..........................     204      (204)  $ 0.62-$1.80     (280)
                                      ------     -----   ------------  -------
Balance at June 30, 1993............     478     1,706   $ 0.46-$2.40    2,187
  Increase in authorized shares.....   1,254       --             --       --
  Granted...........................  (1,184)    1,184   $ 2.40-$4.63    3,404
  Canceled..........................      52       (52)  $ 0.46-$4.63     (119)
  Exercised.........................     --       (352)  $ 0.46-$2.40     (349)
                                      ------     -----   ------------  -------
Balance at June 30, 1994............     600     2,486   $ 0.46-$4.63    5,123
  Increase in authorized shares,
   pending shareholder approval.....     700       --             --       --
  Granted...........................    (874)      874   $3.88-$11.57    7,354
  Canceled..........................      32      (128)  $ 1.30-$9.88     (373)
  Exercised.........................     --       (646)  $ 0.46-$4.63     (827)
                                      ------     -----   ------------  -------
Balance at June 30, 1995............     458     2,586   $0.46-$11.57  $11,277
                                      ======     =====   ============  =======

  Options for 934,000 shares are exercisable as of June 30, 1995.

  Certain employees of UTP have been granted tandem stock options whereby such employees receive options to purchase shares of either Common Stock of UTP (the "UTP Options") under the UTP 1995 Flexible Stock Incentive Plan (the "1995 Option Plan") or Common Stock of Uniphase (the "Uniphase Options") under Uniphase's 1993 Option Plan. Under the tandem option plan structure, the aggregate value of the UTP Options and the Uniphase Options that are granted to each optionee are equal. The optionees can exercise either their UTP Options or Uniphase Options, but not both. When the optionees exercise their options as to UTP Common Stock, their corresponding Uniphase Options automatically terminate, and vice versa. The total number of Uniphase Options granted in tandem with UTP options is 82,454 shares, at an exercise price of $11.563 per share, which was the fair market value of Uniphase Common Stock on the date of grant. The total number of UTP Options granted as of June 30, 1995 is 953,500 shares, at an exercise price of $1.00 per share which was the fair value of UTP stock at that date. UTP has reserved 246,500 shares of Common Stock for future issuance. Both the Uniphase Options and the UTP Options will be exercisable in accordance with the standard vesting schedules under the 1993 Option Plan and the 1995 Option Plan, over a four-year period.

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

NOTE 8. EMPLOYEE STOCK PURCHASE PLAN

  The Uniphase 1993 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in October 1993 and amended during fiscal 1994. The Company has reserved 400,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan, effective February 1, 1994, provides eligible employees with the opportunity to acquire an ownership interest in Uniphase through participation in a program of periodic payroll deductions applied at specific intervals to the purchase of common stock. The Purchase Plan is structured as a qualified employee stock purchase plan under Section 423 of the amended Internal Revenue Code of 1986. However, the Purchase Plan is not intended to be a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the 1986 Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Purchase Plan will terminate upon the earlier of December 31, 1998 or the date on which all shares available for issuance under the Purchase Plan have been sold. During fiscal 1995, employees purchased 57,850 shares of common stock under the Purchase Plan and 342,150 shares are available for future issuance.

NOTE 9. INVESTMENT IN I.E. OPTOMECH LTD.

  In May 1994, Uniphase purchased 49% of the outstanding common stock of I.E. Optomech Ltd., a privately held optoelectronics company located in the United Kingdom for $528,000 in cash, which included intellectual properties related to solid state lasers and the right to manufacture and sell certain I.E. Optomech Ltd. products. In May of 1995, the Company acquired an additional 2.5% of the outstanding common stock of I.E. Optomech, Ltd. for approximately $12,000 in cash. As of June 30, 1995, the Company owned 51.5% of I.E. Optomech and the acquisition has been accounted for by the purchase method of accounting. The fair market value of the net assets less minority interests at the date of acquisition was $109,000. The excess of the investment in I.E. Optomech over the fair value of the net assets acquired is being amortized over its estimated useful life of 10 years. Accumulated amortization is approximately $54,000 as of June 30, 1995. In July 1995, the Company acquired the remaining 48.5% of I.E. Optomech for $238,000 in cash. I.E. Optomech will operate as a wholly-owned subsidiary of the Company.

NOTE 10. ACQUISITION OF UNIPHASE TELECOMMUNICATIONS PRODUCTS, INC.

  On May 15, 1995, the Company acquired all the outstanding capital stock of UTP, from United Technologies Corporation. UTP is a global supplier of integrated optical components used in transmitters for fiber-based networks in the cable television and telecommunications industries, as well as in optical antenna links and navigation systems. The total purchase price of $8,747,000 included a cash payment of $8,050,000 to United Technologies Corporation and $697,000 for related acquisition expenses. The acquisition has been accounted for by the purchase method of accounting and accordingly, the accompanying financial statements include the results of operations of UTP subsequent to the acquisition date. The fair value of the net assets and acquired in-process research and development purchased was $7,975,000. The excess of $772,000 of the acquisition price over such fair value and the purchased intangible assets are being amortized over estimated useful lives ranging from 5 to 10 years. Accumulated amortization is approximately $47,000 at June 30, 1995.

  The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisition of UTP had occurred at the beginning of fiscal 1994 and does not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of fiscal 1994 or of results which may occur in the future.

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

                                                            YEAR ENDED JUNE 30,
                                                           ---------------------
                                                              1994       1995
                                                           ---------- ----------
                                                           (IN THOUSANDS, EXCEPT
                                                              PER SHARE DATA)
   Net sales..............................................   $39,967    $46,512
   Net income.............................................   $ 2,756    $   222
   Net income per share...................................   $  0.34    $  0.02

  The effects of the UTP acquisition on the 1995 consolidated statement of cash flows were as follows (in thousands):

   Working capital acquired............................................. $1,215
   Property, plant and equipment........................................  1,260
   Intangibles and goodwill.............................................  2,072
   In-process research and development..................................  4,200
                                                                         ------
   Total purchase price................................................. $8,747
                                                                         ======

NOTE 11. SALE OF DIODE LASER PRODUCT LINE

  The Company sold its diode laser product line for $375,000 in cash on June 30, 1995. The loss on sale of the product line was $891,000. In conjunction with the sale, the Company also obtained a limited non-exclusive sublicense to a solid state technology patent at a reduced royalty rate.

NOTE 12. GEOGRAPHIC AND INDUSTRY SEGMENT INFORMATION

  Uniphase operates in two geographic regions: the United States and Europe. The Company operates in a single industry segment, the design, manufacture and sale of laser subsystems and laser based products. The following table shows sales, operating income (loss) and other financial information by geographic region:

                                                        YEAR ENDED JUNE 30,
                                                      -------------------------
                                                       1993     1994     1995
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
Net Sales:
  United States--domestic............................ $18,639  $23,403  $29,456
  United States--export..............................   1,915    2,771    5,726
  Europe.............................................   6,760    6,748    7,100
  Intercompany (primarily to Europe).................   5,516    5,370    5,466
  Eliminations.......................................  (5,516)  (5,370)  (5,466)
                                                      -------  -------  -------
    Total net sales.................................. $27,314  $32,922  $42,282
                                                      =======  =======  =======
Operating Income (Loss):
  United States...................................... $(1,072) $ 3,115  $   276
  Europe.............................................    (193)     107      299
  Eliminations.......................................     (61)      25        6
                                                      -------  -------  -------
    Total operating income (loss).................... $(1,326) $ 3,247  $   581
                                                      =======  =======  =======
Identifiable Assets:
  United States...................................... $ 9,277  $24,219  $28,785
  Europe.............................................   2,508    1,995    3,125
                                                      -------  -------  -------
    Total assets..................................... $11,785  $26,214  $31,910
                                                      =======  =======  =======

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

  Intercompany transfers represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. Identifiable assets are those assets of the Company that are identified with the operations of the corresponding geographic area.

  One laser subsystem customer accounted for 11%, 12% and 12% of the Company's consolidated net sales in years ended June 30, 1993, 1994, and 1995, respectively. In addition, another laser subsystem customer accounted for 10% of the Company's consolidated net sales in both years ended June 30, 1993 and 1994.

NOTE 13. SUPPLEMENTAL CASH FLOW INFORMATION

                                                            YEAR ENDED JUNE 30,
                                                            -------------------
                                                            1993   1994   1995
                                                            ----   ----   ----
                                                              (IN THOUSANDS)
   Cash paid for interest.................................. $ 60   $ 28  $   11
   Cash paid for income taxes.............................. $ 12   $965  $1,213
   Issuance of common stock for minority interest in
    Ultrapointe............................................ $207   $ --  $   --

NOTE 14. LITIGATION AND CONTINGENCIES

  During fiscal 1994, the Company settled one of two remaining lawsuits against the Company which had been filed by certain former employees. Due to the settlement of this lawsuit at a cost which was less than anticipated and the re-evaluation of the potential liability with respect to the remaining outstanding lawsuit, the Company reversed $355,000 of accrued legal expense. In addition, during fiscal 1994, it was determined that certain costs accrued for in fiscal 1993, with respect to certain third party patents, would not have to be paid. As a result of this determination, accrued expenses of $300,000 were reversed in fiscal 1994 as a credit to selling, general and administrative expenses.

  In the ordinary course of business, various lawsuits and claims are filed against the Company. While the outcome of these matters is currently not determinable, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial statements.

NOTE 15. EVENTS SUBSEQUENT TO JUNE 30, 1995 (UNAUDITED)

  In October 1995, the Company received proceeds, net of related expenses, of approximately $40,529,000 from a public offering of 2,990,000 shares of common stock. In November 1995, the company issued an additional 665,568 shares of common stock for a net purchase price of approximately $12,283,000 to Tencor in a private placement in connection with the licensing arrangement entered into with Tencor.

  During fiscal 1996, two former employees commenced wrongful termination actions against the Company. The Company believes these claims are without merit and is vigorously defending them. Even if these claims are adjudicated in favor of the plaintiffs, the Company does not believe that the ultimate resolution of these matters will have a material adverse impact on the Company or its operations.

  On February 8, 1996, the Company acquired two properties in San Jose, California, totaling 109,000 square feet, which includes land, buildings and improvements, for an aggregate purchase price of approximately $11.0 million. One of the properties is the Company's current principal facility occupied under an operating lease which would have expired in August 1998. The Company plans to expand into the additional building. The Company's principal sales, marketing, technical support, administration, and research and development operations as well as manufacturing operations for the argon laser and Ultrapointe products will occupy these facilities. The Company plans to lease any unused space.

                             UNIPHASE CORPORATION

            (INFORMATION AS OF MARCH 31, 1996 AND RELATING FOR THE NINE-MONTH PERIODS ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

  On April 27, 1996, the Company's Board of Directors approved a two-for-one split of its Common Stock (the "Stock Split") to be effected in the form of a 100% stock dividend, payable on June 3, 1996 to Stockholders of record on May 20, 1996. All prior period common stock and per share data in these financial statements and the notes thereto have been adjusted to reflect the pending Stock Split.

  The Company has entered into a definitive stock purchase agreement with the shareholders of FAS and GCA to acquire 100% of the outstanding shares of FAS and GCA, respectively. The total purchase price is estimated to be approximately $9.1 million which includes the aggregate consideration of $8.6 million for both GCA and FAS, payable through a combination of cash and notes, and estimated direct transaction costs of approximately $500,000.

  The Company expects that an estimated $4.5 million of the estimated total purchase price will be allocated to in-process research and development and immediately charged to expense. This amount is an estimate and is subject to change based on the completion of an independent valuation which is currently in process. It is anticipated that the remaining $4.6 million of the estimated total purchase price will be allocated to specifically identifiable assets acquired and goodwill. It is estimated that intangible assets acquired of $3.9 million (net of deferred tax liability) will be amortized over a weighted average life of seven years.

  In addition, in order to operate UFP as a division of UTP, management believes it was necessary to cancel options to purchase UTP stock previously granted to UTP employees and to grant replacement options to such employees to purchase stock of the Company. The Company will incur compensation expense totaling $4.4 million in connection with such option grants which were effective on May 15, 1996. Of this total, $3.0 million, related to options which have vested to date, will be charged to expense during the quarter ending June 30, 1996 and the remaining $1.4 million will be charged to expense over the remaining vesting period of three years.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Uniphase Corporation

  We have audited the accompanying combined balance sheets of GCA Fibreoptics Ltd. and Fiberoptics Alignment Solutions, Inc. as of October 31, 1994 and 1995, and the related combined statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of GCA Fibreoptics Ltd. and Fiberoptics Alignment Solutions, Inc. at October 31, 1994 and 1995, and the combined results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Jose, California
May 28, 1996

         GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

                            COMBINED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 OCTOBER 31,
                                                                --------------
                                                                 1994    1995
                                                                ------  ------
                            ASSETS
Current assets:
  Cash and cash equivalents.................................... $   81  $   15
  Accounts receivable, less allowance for doubtful accounts of
   $26 at
   October 31, 1994 and 1995...................................    897     676
  Inventories..................................................    570     815
  Deferred income taxes........................................     45      49
  Other current assets.........................................     17      76
                                                                ------  ------
    Total current assets.......................................  1,610   1,631
Property, plant, and equipment, net............................    405     942
Other assets...................................................      6       6
                                                                ------  ------
    Total assets............................................... $2,021  $2,579
                                                                ======  ======
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank........................................ $  324  $  232
  Accounts payable.............................................    575     792
  Income taxes payable.........................................     66      93
  Other accrued expenses.......................................    182     211
  Current portion of long-term debt............................     83      82
  Current portion of capital lease obligations.................     10      80
                                                                ------  ------
    Total current liabilities..................................  1,240   1,490
Long-term debt, less current portion...........................    277     190
Capital lease obligations, less current portion................     22     146
Commitments
Shareholders' equity:
  Common stock, FAS--$1.00 par value:
  Authorized shares--10,000
   Issued and outstanding shares--1,000 as of July 31, 1994 and
   1995........................................................      1       1
  GCA--$0.0162 par value
   Authorized shares--250,000
   Issued and outstanding shares--101,000 as of October 31,
   1994 and 1995...............................................      2       2
  Additional paid-in capital...................................    253     303
  Shareholder note receivable..................................     (1)     (1)
  Foreign currency translation adjustment......................      3      (4)
  Retained earnings............................................    224     452
                                                                ------  ------
    Total shareholders' equity.................................    482     753
                                                                ------  ------
    Total liabilities and shareholders' equity................. $2,021  $2,579
                                                                ======  ======

            See accompanying notes to combined financial statements

         GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

            COMBINED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED
                                                                  OCTOBER 31,
                                                                 --------------
                                                                  1994    1995
                                                                 ------  ------
Net sales....................................................... $3,468  $5,690
Cost of sales...................................................  1,961   3,471
                                                                 ------  ------
  Gross profit..................................................  1,507   2,219
Operating expenses:
  Research and development......................................    143     142
  Selling, general, and administrative..........................  1,164   1,680
                                                                 ------  ------
Total operating expenses........................................  1,307   1,822
                                                                 ------  ------
  Income from operations........................................    200     397
Interest expense................................................    (42)    (84)
                                                                 ------  ------
  Net income before income taxes................................    158     313
Income tax expense..............................................     35      85
                                                                 ------  ------
Net income......................................................    123     228
Beginning retained earnings.....................................    101     224
                                                                 ------  ------
Ending retained earnings........................................   $224    $452
                                                                 ======  ======



            See accompanying notes to combined financial statements.

         GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED
                                                                  OCTOBER 31,
                                                                  ------------
                                                                  1994   1995
                                                                  -----  -----
OPERATING ACTIVITIES
 Net income...................................................... $ 123  $ 228
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..................................   123    311
  Change in deferred income taxes, net...........................   (31)    (4)
 Change in operating assets and liabilities:
  Accounts receivable............................................  (273)   221
  Inventories....................................................  (102)  (245)
  Other current assets...........................................    --    (59)
  Accounts payable, income taxes payable and other accrued
   expenses......................................................   183    273
                                                                  -----  -----
    Net cash provided by operating activities....................    23    725
INVESTING ACTIVITIES
 Increase in other assets........................................    (6)    --
 Purchase of property, plant and equipment.......................  (290)  (573)
                                                                  -----  -----
    Net cash used in investing activities........................  (296)  (573)
FINANCING ACTIVITIES
 Net payments under line of credit agreement.....................    61    (92)
 Payments on long-term debt......................................   (78)   (88)
 Proceeds from issuance of long-term debt........................   394     --
 Principal payments on capital lease obligations.................   (24)   (31)
                                                                  -----  -----
    Net cash provided by (used in) financing activities..........   353   (211)
Effect of exchange rates on cash.................................   (11)    (7)
                                                                  -----  -----
Increase (decrease) in cash and cash equivalents.................    69    (66)
Cash and cash equivalents at beginning of period.................    12     81
                                                                  -----  -----
Cash and cash equivalents at end of period....................... $  81  $  15
                                                                  =====  =====


            See accompanying notes to combined financial statements.

        GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

 Business Activities.

  GCA Fibreoptics Ltd. ("GCA"), is a manufacturer of fiberoptic devices and distributor of circuit projection components based in Witney, United Kingdom. Fiberoptics Alignment Solutions, Inc. ("FAS") is a manufacturer and assembler of fiberoptic components and provides services for a world-wide installed-base of automated alignment and laser welding systems based in Batavia, Illinois. Both GCA and FAS as a combined entity will be referred hereafter as "the Company." Uniphase has entered into a definitive stock purchase agreement with the shareholders of FAS and GCA to acquire 100% of the outstanding shares of FAS and GCA, respectively.

 Basis of Presentation.

  The same individual is the majority shareholder of both GCA and FAS. Therefore the presentation of the combined financial statements is similar to the pooling-of-interests method of accounting. Accordingly the financial statements of FAS as of July 31, 1994 and 1995 and its fiscal years then ended have been combined with the financial statements of GCA as of October 31, 1994 and 1995 and for its fiscal years then ended. There were no significant events for FAS in the periods from August 1, 1994 and 1995 to October 31, 1994 and 1995. All intercompany transactions have been eliminated from the combined financial statements.

 Cash and Cash Equivalents.

  The Company considers all liquid investments with maturities of ninety days or less when purchased to be cash equivalents.

 Inventories.

  Inventories are valued at the lower of cost (first-in, first-out method) or market. The components of inventory consist of the following:

                                                                  OCTOBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
Finished goods................................................. $    59 $    62
Work in process................................................      32      31
Raw materials and purchased parts..............................     479     722
                                                                ------- -------
                                                                   $570    $815
                                                                ======= =======

 Property, Plant and Equipment.

  Property, plant and equipment are stated at cost. Depreciation is computed under the straight-line method of accounting over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the term of the lease. The components of property, plant and equipment are as follows:

        GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

                                                               OCTOBER 31,
                                                              --------------
                                                               1994   1995
                                                              --------------
                                                              (IN THOUSANDS)
Manufacturing equipment...................................... $  309 $   971
Furniture....................................................    505     619
Leasehold improvements.......................................     32      38
                                                              ------ -------
                                                                 846   1,628
Less: accumulated depreciation and amortization..............    441     686
                                                              ------ -------
                                                                $405    $942
                                                              ====== =======

 Concentration of Credit Risk.

  The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company provides reserves for potential credit losses, and such losses and yearly provisions have not been significant and have been within management's expectations.

 Foreign Currency Translation.

  Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using average rates of exchange prevailing during the year. The translation adjustment resulting from this process is shown separately as a component of shareholders' equity. Foreign currency transaction gains and losses are not material and are included in the determination of net income.

 Revenue Recognition.

  Revenue from the sale of products is generally recognized upon shipment.

 Income Taxes.

  Income taxes are calculated under the provisions of Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, the liability method is used in accounting for income taxes which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

 Earnings per Share

  Earnings per share information has been omitted because it will not provide meaningful information of the combined company.

 Impact of Recently Issued Accounting Standards.

  In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of the fiscal year 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

        GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

NOTE 2. COMMITMENTS

  The Company's manufacturing and office space in the United Kingdom and the United States are under leases expiring at various dates from July 1999 to December 2013. The Company has the option of terminating one of the lease agreements on December 25, 2003 upon six months written notification. The Company also leases office equipment under noncancelable operating leases expiring at various dates from October 1996 to February 2000. The Company leases certain equipment under capital leases. Total capitalized costs included in property, plant and equipment was $29,000 and $311,000 as of October 31, 1994 and 1995, respectively. The related accumulated depreciation as of October 31, 1994 and 1995 was $8,000 and $55,000, respectively.

  The future minimum commitments under capital and operating leases are as follows:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
                                                                (IN THOUSANDS)
1996..........................................................   $96     $114
1997..........................................................    92      110
1998..........................................................    63      108
1999..........................................................    19      106
2000..........................................................    --       73
Thereafter....................................................    --      229
                                                                ----     ----
Total minimum lease payments..................................   270     $740
                                                                         ====
Less: amounts representing interest...........................    44
                                                                ----
                                                                $226
                                                                ====

  Rental expense for the years ended October 31, 1994 and 1995 was $74,000 and $94,000, respectively.

NOTE 3. LINE OF CREDIT.

  GCA maintains approximately $1,500,000 revolving line of credit agreement. Advances under the line of credit bear interest at 2% above the bank's prime rate (8.75% at October 31, 1995) and are secured by all UK accounts receivable. As of October 31, 1995 the outstanding balance was $232,000.

NOTE 4. LONG-TERM DEBT.

  In March 1994, GCA entered into a Small Firm Guaranteed Loan ("SFG Loan"). The loan is repayable in 60 equal monthly installments and is guaranteed by substantially all the assets of GCA, totaling $2,266,000 at April 31, 1996. Interest payable on the loan is prime plus 2%. The balance outstanding as of October 31, 1994 and 1995 was $345,000 and $262,000, respectively.

  Future principal payments on long-term debt, consisting primarily of the SFG Loan are as follows:

                                                                  (IN THOUSANDS)
1996.............................................................      $ 82
1997.............................................................        82
1998.............................................................        76
1999.............................................................        32
                                                                       ----
                                                                       $272
                                                                       ====

        GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

NOTE 5. INCOME TAXES

  The provision for income taxes consists of the following:

                                                                YEAR ENDED
                                                                OCTOBER 31,
                                                              -----------------
                                                               1994      1995
                                                              -------   -------
                                                              (IN THOUSANDS)
Federal:
 Current..................................................... $    --   $     9
State:
 Current.....................................................      --         4
Foreign:
 Current.....................................................      66        76
 Deferred....................................................     (31)       (4)
                                                              -------   -------
Income tax expense                                            $    35   $    85
                                                              =======   =======

  A reconciliation of the income tax expense at the federal statutory rate to the income tax expense at the effective tax rate is as follows:

                                                                  YEAR ENDED
                                                                  OCTOBER 31,
                                                                ----------------
                                                                 1994     1995
                                                                -------  -------
                                                                (IN THOUSANDS)
Income taxes computed at federal statutory rate................ $   59   $  112
Foreign income taxes at a rate less than the federal rate......    (26)     (18)
Other..........................................................      2       (9)
                                                                ------   -------
Total.......................................................... $   35   $   85
                                                                ======   =======

  The components of deferred taxes consist of the following:

                                                                 YEAR ENDED
                                                                 OCTOBER 31,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
Deferred tax assets:
 Inventory reserve............................................ $    17  $   28
 Depreciation.................................................      11       4
 Accrued rent.................................................      17      17
                                                               -------  -------
Total deferred tax assets..................................... $    45  $   49
                                                               =======  =======

  The Company believes that deferred tax assets are more likely than not to be realized from the Company's ongoing operations.

        GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

NOTE 6. GEOGRAPHICAL AND INDUSTRY SEGMENT INFORMATION

  The Company operates in two geographical regions: the United States and Europe. The Company operates in a single industry segment, the design, manufacture and sale of fiberoptic components. The following table shows sales, operating income, and identifiable assets.

                                                                 YEARS ENDED
                                                                 OCTOBER 31,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
Net Sales:
 United States--domestic...................................... $    --  $   710
 United States--exports.......................................      --      277
 Europe.......................................................   3,468    4,922
 Eliminations.................................................      --     (219)
                                                               -------  -------
  Total net sales............................................. $ 3,468  $ 5,690
                                                               =======  =======
Operating Income (loss):
 United States................................................ $    (5) $    64
 Europe.......................................................     205      333
 Eliminations.................................................      --       --
                                                               -------  -------
  Total operating income...................................... $   200  $   397
                                                               =======  =======
Identifiable Assets:
 United States................................................ $    71  $   313
 Europe.......................................................   1,950    2,266
                                                               -------  -------
  Total assets................................................ $ 2,021  $ 2,579
                                                               =======  =======

  Intercompany transfers represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. Identifiable assets are those assets of the Company that are identified with the operations of the corresponding geographic area.

  One customer accounted for 11% of combined net sales in the year ended October 31, 1995. No customers accounted for more than 10% of combined net sales in the year ended October 31, 1994.

NOTE 7. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                    YEAR ENDED
                                                                     JUNE 30,
                                                                    -----------
                                                                    1994  1995
                                                                    ----- -----
Interest paid during the year...................................... $ 43  $  84
Non-cash transactions
 Assets acquired through capital leases............................ $ 27  $ 225
 Stocks issued in exchange for assets contributed.................. $ --  $  50

NOTE 8. STOCK OPTION AGREEMENT

  As of October 31, 1994, Company has reserved 50,000 shares of common stock for future issuance to a minority shareholder. As of October 31, 1994 10,000 options were granted at an exercise price of $3.60. No options had been exercised and the outstanding options expired in March 1995.

         GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

                 CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                      APRIL 30,
                                                                        1996
                                                                      ---------
                               ASSETS
Current assets:
  Cash and cash equivalents..........................................  $   28
  Accounts receivable, less allowance for doubtful accounts of $26 at
   April 30, 1996....................................................     779
  Inventories........................................................   1,064
  Other current assets...............................................     123
                                                                       ------
    Total current assets.............................................   1,994
Property, plant and equipment, net...................................     886
Other assets.........................................................       3
                                                                       ------
    Total assets.....................................................  $2,883
                                                                       ======
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank..............................................  $  451
  Accounts payable...................................................     973
  Income taxes payable...............................................     109
  Other accrued expenses.............................................     246
  Current portion of long-term debt and lease obligations............      82
  Current portion of lease obligations...............................      79
                                                                       ------
    Total current liabilities........................................   1,940
Long-term debt, less current portion.................................     159
Capital lease obligations, less current portion......................      96
Shareholders' equity:
  Common stock.......................................................       3
  Additional paid-in capital.........................................     304
  Notes receivable from shareholders.................................      (1)
  Retained earnings..................................................     382
                                                                       ------
    Total shareholders' equity.......................................     688
                                                                       ------
    Total liabilities and shareholders' equity.......................  $2,883
                                                                       ======

       See accompanying notes to condensed combined financial statements.

         GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

            CONDENSED COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
                                 (IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                                                APRIL 30,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
Net sales..................................................   $3,078  $  2,909
Cost of sales..............................................    1,790     2,048
                                                            --------  --------
  Gross profit.............................................    1,288       861
Operating expenses:
  Research and development.................................       84        80
  Selling, general, and administrative.....................      859       753
                                                            --------  --------
    Total operating expenses...............................      943       833
                                                            --------  --------
Income from operations.....................................      345        28
Interest expense...........................................      (44)      (42)
                                                            --------  --------
Net income (loss) before income taxes......................      301       (14)
  Income tax expense.......................................       70        28
                                                            --------  --------
Net income (loss).......................................... $    231  $    (42)
                                                            ========  ========


       See accompanying notes to condensed combined financial statements.

         GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

            CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                                                APRIL 30,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
OPERATING ACTIVITIES
  Net income...............................................      231       (42)
  Adjustments to reconcile net income to cash provided by
   operating activities:
    Depreciation and amortization..........................      146       162
    Change in deferred taxes, net..........................        3         7
  Change in operating assets and liabilities:
    Accounts receivable....................................     (403)     (103)
    Inventories............................................     (112)     (249)
    Other current assets...................................     (113)       (2)
    Accounts payable, income taxes payable and other
     accrued expenses......................................      314       232
                                                            --------  --------
      Net cash provided by operating activities............       66         5
INVESTING ACTIVITIES
  Purchase of property, plant and equipment................     (495)     (106)
                                                            --------  --------
      Net cash used in investing activities................     (495)     (106)
FINANCING ACTIVITIES
  Net borrowings under line of credit agreement............      404       219
  Payments on long-term debt...............................      (31)      (31)
  Principal payments on capital lease obligations..........       (3)      (51)
                                                            --------  --------
      Net cash provided by financing activities............      370       137
Effect of exchange rates on cash...........................        4       (23)
                                                            --------  --------
Increase (decrease) in cash and cash equivalents...........      (55)       13
Cash and cash equivalents at beginning of period...........       81        15
                                                            --------  --------
Cash and cash equivalents at end of period.................       26        28
                                                            ========  ========
Supplemental disclosures of noncash activities
  Assets acquired through capital leases...................       80        --
  Stock issued in exchange for assets contributed..........       50        --


       See accompanying notes to condensed combined financial statements.

        GCA FIBREOPTICS LTD. AND FIBEROPTICS ALIGNMENT SOLUTIONS, INC.

     NOTES TO INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)
               FOR THE SIX MONTHS ENDED APRIL 30, 1996 AND 1995

NOTE 1.

 BASIS OF PRESENTATION.

  The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with rules 10-01 of Regulation S-X. Accordingly, they do not include all of the footnote information required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial condition and results of operations have been included. Detailed footnote information for the periods are not presented. The results of operations for the six months ended April 30, 1996 are not necessarily indicative of the results of operations to be expected for the full year ending July 31, 1996.

  Prior to the Company's acquisition of GCA and FAS, the same individual had been the majority shareholder of both GCA and FAS. Therefore, the presentation of the combined financial statements is in a similar manner to the pooling-of-interests method of accounting. Accordingly the financial statements of FAS as of January 31, 1996 and the six month periods then ended, have been combined with the financial statements of GCA as of April 30, 1996 and the six month periods then ended. All intercompany transactions have been eliminated from the combined financial statements.

NOTE 2.

 INVENTORIES.

  Inventory consists of the following:

                                                                  APRIL 30, 1996
                                                                  --------------
                                                                  (IN THOUSANDS)
      Finished goods.............................................     $   71
      Work in process............................................         36
      Raw materials and purchased parts..........................        957
                                                                      ------
                                                                      $1,064
                                                                      ======

NOTE 3.

 LINE OF CREDIT.

  In November 1995, FAS agreed to a $150,000 revolving line of credit agreement. Advances under the line of credit bear interest at 2% above the bank's prime rate (10.25% at April 30, 1996) and are secured by all receivables, inventory, property, plant and equipment, and any cash and non-cash proceeds of any of the foregoing items. Under the terms of the agreement, the Company is required to maintain certain debt to tangible net worth ratios and net cash flow related to the long-term debt. The agreement has been guaranteed by two significant shareholders of the Company. As of April 30, 1996 the outstanding balance was $140,000.

================================================================================

  No dealer, sales representative, or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                            Page
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Recent Developments.......................................................   13
Use of Proceeds...........................................................   13
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Selected Consolidated Financial Data......................................   16
Unaudited Combined Pro Forma
 Financial Information....................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   28
Management................................................................   42
Principal Stockholders....................................................   44
Underwriting..............................................................   45
Legal Matters.............................................................   46
Experts...................................................................   46
Index to Financial Statements.............................................  F-1


===============================================================================

===============================================================================


                                2,000,000 SHARES

                                [UNIPHASE LOGO]

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------


                             MONTGOMERY SECURITIES

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                UNTERBERG HARRIS

                             JOSEPHTHAL LYON & ROSS
                                  INCORPORATED

                               June  , 1996

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, NASD filing fee and Nasdaq listing fee.

                                                               AMOUNT TO BE PAID
                                                               -----------------
      SEC registration fee....................................     $ 24,884
      NASD filing fee.........................................        7,716
      Nasdaq listing fee......................................       17,500
      Printing expenses.......................................      100,000
      Legal fees and expenses.................................      100,000
      Accounting fees and expenses............................      180,000
      Blue Sky fees and expenses..............................       10,000
      Transfer agent fees.....................................       10,000
      Miscellaneous expenses..................................       99,900
                                                                   --------
        Total.................................................     $550,000
                                                                   ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The indemnification and liability of the Company's directors and officers are governed by Delaware law.

  Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

  The Registrant's Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts of omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  The Registrant has entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

  The Underwriting Agreement provides for cross-indemnification of the Underwriters and the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

  (a) Exhibits

 NO.                                  DESCRIPTION
 ---                                  -----------
   1.1+  Form of Underwriting Agreement
   2.1+  Purchase and Sale Agreement between Registrant and Tasman-Sterling
         Associates, a California general partnership, dated January 30, 1996
         (incorporated by reference to the indicated exhibit to the Company's
         Current Report on Form 8-K filed February 22, 1996)
   2.2   Form of Stock Purchase Agreement between Registrant, Fiberoptic
         Alignment Solutions, Inc., an Illinois corporation ("FAS"), Uniphase
         Telecommunications Products, Inc., a Delaware corporation, and the shareholders of FAS named therein, and Amendment No. 1 thereto dated as of May 31, 1996
   2.3++ Form of Agreement between Registrant and GCA Fibreoptics Limited for the Sale and Purchase of the Entire Issued Share Capital of GCA
         Fibreoptics Limited
   5.1+  Opinion of Morrison & Foerster LLP
  23.1   Consent of Ernst & Young LLP, Independent Auditors
  23.2+  Consent of Counsel (included in Exhibit 5.1)
  24.1+  Power of Attorney (see page II-3)
  27     Financial Data Schedule

- -------

+ Previously filed.

++Filed pursuant to Rule 202 of Regulation S-T of the Securities and Exchange
  Act of 1934, as amended.

ITEM 17.  UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For the purpose of determining liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
  Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN JOSE, STATE OF CALIFORNIA, ON THE 6TH DAY OF JUNE, 1996.

                                          Uniphase Corporation

                                                  /s/ Kevin N. Kalkhoven
                                          By: _________________________________
                                                    KEVIN N. KALKHOVEN
                                            PRESIDENT, CHIEF EXECUTIVE OFFICER

                                               AND CHAIRMAN OF THE BOARD OF
                                                      DIRECTORS

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


              SIGNATURE                        TITLE                 DATE

      /s/ Kevin Kalkhoven             President, Chief          June 6, 1996
- -------------------------------------   Executive Officer
         KEVIN N. KALKHOVEN             and Chairman of the
                                        Board of Directors
                                        (Principal
                                        Executive Officer)

       /s/ Dan E. Pettit*              Vice President,           June 6, 1996
- -------------------------------------   Finance, Chief
            DAN E. PETTIT               Financial Officer
                                        and Secretary
                                        (Principal
                                        Financial and
                                        Accounting Officer)


- -------------------------------------  Director
      WILLIAM B. BRIDGES, PH.D.


      /s/ Robert C. Fink*              Director                  June 6, 1996
- -------------------------------------
           ROBERT C. FINK


   /s/ Catherine P. Goodrich*          Director                  June 6, 1996
- -------------------------------------
        CATHERINE P. GOODRICH


    /s/ Stephen C. Johnson*            Director                  June 6, 1996
- -------------------------------------
         STEPHEN C. JOHNSON


     /s/ Anthony R. Muller*            Director                  June 6, 1996
- -------------------------------------
          ANTHONY R. MULLER

                                       Director
- -------------------------------------
        WILSON SIBBETT, PH.D.


*By:    /s/ Kevin N. Kalkhoven
- ----------------------------------
       KEVIN N. KALKHOVEN
        Attorney-in-fact


                               INDEX TO EXHIBITS

                                                                  SEQUENTIALLY
 EXHIBIT                                                            NUMBERED
 NUMBER                         EXHIBITS                              PAGE
 -------                        --------                          ------------
   1.1+  Form of Underwriting Agreement
   2.1+  Purchase and Sale Agreement between Registrant and
         Tasman-Sterling Associates, a California general
         partnership, dated January 30, 1996 (incorporated by
         reference to the indicated exhibit to the Company's
         Current Report on Form 8-K filed February 22, 1996)
   2.2   Form of Stock Purchase Agreement between Registrant,
         Fiberoptic Alignment Solutions, Inc., an Illinois
         corporation ("FAS"), Uniphase Telecommunications
         Products, Inc., a Delaware corporation, and the
         shareholders of FAS named therein, and Amendment No. 1
         thereto dated as of May 31, 1996
   2.3++ Form of Agreement between Registrant and GCA
         Fibreoptics Limited for the Sale and Purchase of the
         entire issued share capital of GCA Fibreoptics Limited
         as of May 24, 1996
   5.1+  Opinion of Morrison & Foerster LLP
  23.1   Consent of Ernst & Young LLP, Independent Auditors
  23.2+  Consent of Counsel (included in Exhibit 5.1)
  24.1+  Power of Attorney (see page II-3)
  27     Financial Data Schedule

- --------

+ Previously filed.

++Filed pursuant to Rule 202 of Regulation S-T of the Securities and Exchange
  Act of 1934, as amended.